09010834

2008 ANNUAL REPORT

PENSECO FINANCIAL SERVICES CORPORATION

2008 ANNUAL REPORT

PENSECO FINANCIAL SERVICES CORPORATION

TABLE OF CONTENTS

Seated left to right:

Emily S. Perry

Edwin J. Butler

P. Frank Kozik,
Secretary

D. William Hume,
Chairman of the Board

Craig W. Best,
President | CEO

Attorney Otto P. Robinson, Jr.

Russell C. Hazelton

Sandra C. Phillips

Standing left to right:

Robert W. Naismith, Ph.D.

James B. Nicholas

Richard E. Grimm,
Executive Vice President | Treasurer

Steven L. Weinberger

James G. Keisling



FINANCIAL HIGHLIGHTS

(in thousands, except per share amount)

	2008	2007	2006
Net Income	$ 8,613	$ 6,698	$ 6,008
Earnings Per Share	$ 4.01	$ 3.12	$ 2.80
Net Income - Core	$ 7,484	$ 7,026	$ 6,536
Earnings Per Share - Core	$ 3.48	$ 3.27	$ 3.04
Dividends Per Share	$ 1.66	$ 1.58	$ 1.50
Total Capital	$ 73,642	$ 69,715	$ 66,571
Total Deposits	$ 424,725	$ 416,533	$ 413,800
Total Assets	$ 628,967	$ 580,793	$ 569,821
ROA	1.40%	1.15%	1.07%
ROA - Core	1.21%	1.21%	1.16%
ROE	11.89%	9.75%	9.15%
ROE - Core	10.33%	10.23%	9.96%



D. William Hume and Craig W. Best

Dear Shareholders,

We are pleased to provide you with our Annual Report for 2008, a year of significant progress toward the execution of our Long-Term Strategic Plan as well as the achievement of several Company milestones.

The first milestone was our earnings performance. Our Company reported earnings of $8.6 million for the 12 months ending December 31, 2008. This represented an increase of $1.9 million or 28.6% over 2007. A one-time after tax gain due to the impact of VISA, Inc.'s Initial Public Offering of $1.1 million resulted in core earnings for 2008 of $7.5 million; a $458,000 or 6.5% increase over core-earnings for 2007. Both reported earnings and core-earnings represented the highest earnings levels of our Company's 106 years of operation. Our Company's second milestone was eclipsing $600 million in assets. In 2008, assets grew $48 million or 8.3% to $629 million.

A major component of our increased earnings was an increase in our net interest income to $23.1 million in 2008 from $21.6 million in 2007. Our taxable equivalent percentage margin improved to 3.93% in 2008 from 3.92% in 2007 and was driven by an increase in net loans to $435.9 million in 2008 from $399.9 million in 2007. Our loan growth was driven primarily by an increase in residential and commercial real estate lending, none of which would be classified as sub-prime or alternative lending.

Another area of significant revenue improvement was our increase in service charges on deposit accounts of 48% to $1.48 million in 2008 from $1.0 million in 2007. This increase in deposit revenue resulted from the increase in our checking accounts to 18,244 in 2008 from 17,304 in 2007.

Asset quality continues to be strong. In 2008, non-accrual loans declined to $1.5 million from $1.6 million in 2007. Net charge-offs as a percentage of loans remained low at only .07%. Although asset quality continues to be strong, management felt it prudent, given the weakness of the U.S. economy, to increase our allowance for loan losses to $5.3 million or 1.20% of total loans in 2008 from $4.7 million or 1.16% of total loans in 2007.

Our Company continues to work on initiatives that will enable us to improve our long-term financial performance. In the first half of 2008, we froze our defined benefit pension plan and created a new 401(k) savings plan for our employees. Freezing our pension plan enables us to limit the long-term liability associated with this plan. Our new 401(k) savings plan provides our employees a more competitive retirement solution. This will help us maintain existing employees and attract new talent.

In November, we unveiled our new corporate brand and logo. Our new logo provides our Company with a fresh new identity while honoring our 106 years of tradition. The new logo represents our employees' core values of protecting customer assets; to be engaging with customers, co-workers and partners; and to make things convenient and to be efficient.

On December 5th, we announced the signing of a definitive agreement to merge with Old Forge Bank. The completion of this transaction requires the approval of the Old Forge Bank shareholders and our regulators. We anticipate the transaction closing in early April. Once completed, the transaction will add three additional locations to Penn Security and increase our assets to approximately $850 million.

Joseph N. Connor, a member of our Green Ridge branch Advisory Board, retired on December 31, 2008. Mr. Connor joined the advisory board in 1990 and completed 19 years of service. Mr. Connor is a well-respected business man in the community. We thank him for his years of service to our Company.

Also during 2008, we received the sad news of the passing of Lois Ferrari, a member of our South Side branch Advisory Board. Lois began her service to our Company in 1990 and served for 19 years. Her expertise and service will be greatly missed.

Management is very aware of the economic turmoil our country is currently experiencing and we will remain prudent in our decision making. This past year was a very successful and productive year for Penn Security. Our accomplishments were made possible by our dedicated employees and our supportive customers and shareholders.

Sincerely yours,

Craig W. Best
President & CEO

D. William Hume
Chairman of the Board

SAFE ▪ STRONG ▪ SECURE

Penn Security Bank & Trust Est. 1902

Strength You Can Bank On

PROMOTIONS & APPOINTMENTS



Denise M. Cebular
Vice President,
Business Development Officer



Joseph W. Loftus
Vice President,
Business Development Officer



Joseph I. Killeen
Vice President,
Senior Commercial Loan Officer



Elisa R. Rosario
Vice President,
Branch Manager | Mount Pocono



Paula M. DePeters
Assistant Vice President,
Operations Specialist | Assistant Treasurer



Marisol Lopez
Assistant Vice President,
Branch Manager | East Stroudsburg



Avandra G. McMillan
Assistant Vice President,
Branch Manager | South Scranton



Jennifer S. Wohlgemuth
Assistant Vice President
Corporate Loan Portfolio Manager



Christa S. Jennings
Compliance Manager



Marie L. Luciani
Investor Relations Officer



Patricia A. Wilmot
Deposit Operations Manager

United Way of Lackawanna County basket raffle


ENTER
BASKET RAFFLE
ALL PROCEEDS TO BENEFIT
THE UNITED WAY
DONATIONS: $1
Drawings Will Be Held On
Wednesday
November 5, 2008
Thank You For Your Support
BEWARE OF DOG


Penn Security
150
DATE
PAY TO THE ORDER OF
$
MEMO

The weekend of **September 1st, 2nd, and 3rd 2008,** kicked off our annual United Way Basket Raffle. A large tent was placed in the Bank's parking lot and chances were sold to visitors who surrounded Courthouse square, at the Italian Festival. The campaign was an overwhelming success, with proceeds of $15,894.00


UNITED WAY
Wednesday
United Way









18th Annual Susan G. Komen NEPA Race for the Cure®


WELCOME
Penn Security
Walks for a Cure...

















Penn Security
Bank & Trust Company

On **September 13th, 2008,** Penn Security Bank employees, friends and family participated as a team in the 18th Annual Susan G. Komen NEPA Race for the Cure®. It was a 5K Coed Run/Walk that took place in downtown Scranton. This walk has been a September tradition here at the Bank for many employees, their families and their friends.

Penn Security Charitable Foundation







1st Annual Penn Security Charitable Foundation Golf Outing



On **September 29th, 2008,** our company hosted the first annual Penn Security Charitable Foundation Golf Outing. Our charitable foundation was developed to fund contributions to local charities and non-profit organizations. Our outing raised over $11,501.00 for our foundation and was a great day for golf. The food, gifts and awards were well received and we have heard numerous compliments from all who attended.





1st Annual

Penn Security Charitable Foundation OPEN

Directions: Take 81N or S to Clarks Summit Exit 194 bear right onto South Abington Road (Rt 407N) continue approximately 2 miles. Turn left into Glen Oak Country Club.

Monday
September 29th, 2008
at Glen Oak Country Club
Waverly, PA



























Scranton Jaycees Santa Parade

On **November 22nd, 2008,** Penn Security employees and their families gathered to be a part of the Greater Scranton Jaycees Santa Parade, on one of the coldest days in November. Employees gathered early to learn how to operate our "Snowflake Star" balloon to ensure we maneuvered the big balloon safely through the streets of Scranton.






Penn Security
Bank & Trust Est. 1902






Penn Security
9-8-08
Pay to the Order of:
$ 50,000
Dollars
For

Lackawanna College Donation

From left: Peter Moylan, *Managing Director* for **The Penn Security Charitable Foundation** presents *Director of Development* Bridget FitzPatrick, and *Vice-President* Mark Volk of **Lackawanna College** with a **$50,000 Educational Improvement Tax Credit** (EITC) donation. Lackawanna College has been designated by the Commonwealth of Pennsylvania as an Educational Improvement Organization for providing innovative educational programs to students in grades Kindergarten through Twelve. Penn Security's gift helps to continue the College's environmental education programs. This includes workshops, camps and field trips for hundreds of students from Northeastern Pennsylvania, as well as training and support for local educators.



Women's Resource Center Donation

Penn Security Bank employees showed their community spirit by collecting new baby items for the **Women's Resource Center in Scranton**. The response by employees was outstanding and all of the baby items collected were presented to the Women's Resource Center at the monthly luncheon meeting of the Women's Network of the Greater Scranton Chamber of Commerce.

Standing left to right: Beth Wolff, Michelle Scaturro, Karrie Vitaletti, Karen Thomas and Marie Luciani.


Reserve the Date
November 11, 2008
for the...
Penn Security Bank
Premiere





Premiere Event

On **November 11th, 2008,** all employees were invited to a special event at the Scranton Cultural Center for the premiere of our new logo and the introduction of our core values. The day was filled with activities: a great ceremony by the Choral Society of Northeast Pennsylvania honoring our Veterans, a video history of our Bank, introduction of our new brand, great food, and fun games.




Penn Security
Bank & Trust
Est 1902
















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OFFICERS

EXECUTIVE OFFICERS

Craig W. Best
President | CEO

Richard E. Grimm
Executive Vice President,
Treasurer | Cashier,
Credit Division Head

Andrew A. Kettel, Jr.
Executive Vice President,
Private Banking Division Head

Greg D. Misterman
Executive Vice President,
Chief Lending Officer, Corporate Lending Division Head

William J. Calpin, Jr.
Senior Vice President,
Trust Services Manager

Stanley H. Cohen
Senior Vice President,
Retail Banking Division Head

Robert P. Heim
Senior Vice President,
Operations Division Head

Richard P. Rossi
Senior Vice President,
Human Resources Division Head

Patrick M. Scanlon
Senior Vice President,
Finance Division Head

Lynn M. Peters Thiel
Senior Vice President,
Planning and Development Division Head

Karen L. Thomas
Senior Vice President,
Marketing Manager

P. Frank Kozik
Secretary

COMPANY OFFICERS

VICE PRESIDENTS

Denise M. Cebular

J. Patrick Dietz

Frank R. Doyle

Joseph I. Killeen

Joseph W. Loftus

Micheal G. Ostermayer

Elisa R. Rosario

James Tobin

Edward R. Walsh

Deborah A. Wright

ASSISTANT VICE PRESIDENTS

John R. Anderson III

Carl M. Baruffaldi

Mark M. Bennett
Assistant Secretary

Carol Curtis McMullen
Assistant Secretary

Paula M. DePeters
Assistant Treasurer

Pamela J. Edwards

Frank Gardner

Linda Gardner

Dominick P. Gianuzzi

Susan T. Holweg

Robin L. Jenkins

Lisa A. Kearney

Marisol Lopez

Avandra G. McMillan

Louis J. Rizzo

Aleta Sebastianelli
Assistant Secretary

Jeffrey Solimine

Ellen M. Swartz

Jennifer S. Wohlgemuth

Beth S. Wolff

Mark J. Zakoski

ASSISTANT CASHIER

Candace F. Quick

ASSISTANT CHARGE CARD MANAGER

Eileen Yanchak

ASSISTANT CONTROLLER

Susan M. Bray
Assistant Treasurer

ASSISTANT TRUST OFFICER

Kristen R. Noll

BRANCH OPERATION AND TRAINING OFFICER

Linda Derenick

COLLECTIONS OFFICER

Robert E. Diehl

COMPLIANCE MANAGER

Christa S. Jennings

COMPUTER OPERATIONS OFFICER

Charles Penn

CUSTOMER SERVICE OFFICERS

Terry A. Beilman

Denise A. Belton

Barbara Garofoli

Linda M. Happe

Kimberly A. Kelley

Nereida Santiago

Sharon L. Thauer

Melissa M. Wicksnes

DEPOSIT OPERATIONS MANAGER

Patricia A. Wilmot

DIRECTOR OF INTERNAL AUDIT

Paula A. Ralston Nenish

DIRECTOR OF SYSTEMS | NETWORKING

Robert J. Saslo

ELECTRONIC BANKING MANAGER

Patricia Pliske

INVESTOR RELATIONS OFFICER

Marie L. Luciani

LOAN SERVICING MANAGER

Carol J. Ives

MERCHANT RELATIONSHIP MANAGER

Jill M. Ross

MERCHANT RELATIONSHIP OFFICER

Douglas R. Duguay

STUDENT LOAN OFFICER

JoAnn M. Bevilacqua

TAX & CORPORATE TRUST OFFICER

Robert W. McDonald

TRUST INVESTMENT OFFICER

Carl J. Pettinato

TRUST OPERATIONS MANAGER

Carla Olenchak

FACILITIES MANAGER

Frank J. Schraner

PENSECO FINANCIAL SERVICES CORPORATION AND PENN SECURITY BANK AND TRUST COMPANY

Board of Directors

Craig W. Best
President | CEO

Edwin J. Butler
Retired Bank Officer

Richard E. Grimm
Executive Vice President, Treasurer | Cashier Credit Division Head

Russell C. Hazelton
Retired Captain, Trans World Airlines

D. William Hume
Chairman of the Board, Retired Bank Officer

James G. Keisling
Treasurer, Northeast Architectural Products

P. Frank Kozik
President | CEO, Scranton Craftsmen, Inc., Manufacturer of Ornamental Iron and Precast Concrete Products

Robert W. Naismith, Ph.D.
Chairman | CEO, Roosevelt Capital Partners, LLC

James B. Nicholas
President, D. G. Nicholas Co., Wholesale Auto Parts Company

Emily S. Perry
Retired Insurance Account Executive, Community Volunteer

Sandra C. Phillips
Penn State Master Gardener, Community Volunteer

Otto P. Robinson, Jr.
Attorney-at-Law, General Counsel, Retired Bank Officer

Steven L. Weinberger
President of G. Weinberger Company, Mechanical Contractor Specializing in Commercial & Industrial Construction

PENN SECURITY BANK AND TRUST COMPANY

Advisory Boards

ABINGTON OFFICE

James L. Burne, DDS
Keith Eckel
Richard C. Florey
Susan T. Holweg
Attorney Patrick J. Lavelle
Sandra C. Phillips

EAST SCRANTON OFFICE

Marie W. Allen
J. Conrad Bosley
Frank Gardner
Judge Carmen Minora
Mark R. Sarno

EAST STROUDSBURG OFFICE

Robert J. Dillman, Ph.D.
Marisol Lopez
Attorney Kirby Upright
Jeffrey Weichel

GREEN RIDGE OFFICE

Dominick P. Gianuzzi
Everett Jones
George Noone

MOUNT POCONO OFFICE

Francis Cappelloni
Robert C. Hay
David Lansdowne
Elisa R. Rosario

NORTH POCONO OFFICE

Jacqueline A. Carling
Anthony J. Descipio
George F. Edwards, Jr.
Pamela J. Edwards
James A. Forti
Attorney David Z. Smith

SOUTH SIDE OFFICE

Attorney Zygmunt R. Bialkowski, Jr.
Michael P. Brown
Jeffrey J. Leventhal
Avandra G. McMillan
Ted M. Stampien, DDS

Penseco Financial Services Corporation is the holding company for Penn Security Bank & Trust Company through which we provide the following banking services:

DEPOSIT ACCOUNTS

All Purpose Clubs
Certificates of Deposit
Checking Accounts
Health Savings Accounts
Holiday Clubs
Individual Retirement Accounts
Money Market Accounts
Interest Checking Accounts
Savings Accounts

LENDING

Automobile Loans
Business Credit Lines
Business Loans
Construction Loans
Consumer Loans
Home Equity Loans
MasterCard® and VISA® (Credit Card)
Mortgage Loans (Residential and Commercial)
Personal Loans

OTHER SERVICES

ATM Services
Bank Money Orders
Cash Management
Cashier's Checks
CDARS® (Certificate of Deposit Account Registry Service®)
Check Card
Direct Deposit
Online Banking
Online Bill Pay
Wealth Management
| Brokerage
| Insurance
Merchant Card Services
Night Depository
Repurchase Agreements
Remote Check Deposit
Safe Deposit Boxes
Telephone Banking
Travelers Checks
Trust Department Services
| Administrator
| Agent
| Custodian and Trustee for Pension Plans
| Executor
| Trustee
| Trustee for Public Bond Issues
U.S. Savings Bonds
Wire Transfers

Off-site ATM Locations

MEADOW AVENUE
Meadow Avenue & Hemlock Street
Scranton, PA

DINO & FRANCESCO'S RESTAURANT
Birney Plaza
Moosic, PA

HILTON SCRANTON & CONFERENCE CENTER
100 Adams Avenue
Scranton, PA

LACKAWANNA COLLEGE
501 Vine Street
Scranton, PA

METROPOLITAN LIFE INSURANCE COMPANY
1028 Morgan Highway
Clarks Summit, PA

METROPOLITAN LIFE INSURANCE COMPANY
50 Glenmaura Boulevard
Moosic, PA

RADISSON LACKAWANNA STATION HOTEL SCRANTON
700 Lackawanna Avenue
Scranton, PA

RED BARN VILLAGE
Newton Ransom Boulevard
Newton, PA

SKYTOP LODGE
One Skytop Drive
Skytop, PA

Branch Locations (with ATMs)

pennsecurity.com | 800.327.0394

ABINGTON
1100 Northern Boulevard
Clarks Summit, PA 18411
Susan T. Holweg, *Manager*
(570) 587-4898

CENTRAL CITY
150 North Washington Avenue
Scranton, PA 18503
Carl M. Baruffaldi, *Manager*
(570) 346-7741

EAST SCRANTON
Prescott Avenue & Ash Street
Scranton, PA 18510
Frank Gardner, *Manager*
(570) 342-9101

EAST STROUDSBURG
Route 209 & Route 447
East Stroudsburg, PA 18301
Marisol Lopez, *Manager*
(570) 420-0432

GOULDSBORO
Main & Second Streets
Gouldsboro, PA 18424
Robin L. Jenkins, *Manager*
(570) 842-6473

GREEN RIDGE
1901 Sanderson Avenue
Scranton, PA 18509
Dominick P. Gianuzzi, *Manager*
(570) 346-4695

MOUNT POCONO
Route 611 & Route 940
Mount Pocono, PA 18344
Elisa R. Rosario, *Manager*
(570) 839-8732

NORTH POCONO
Main & Academy Streets
Moscow, PA 18444
Pamela J. Edwards, *Manager*
(570) 842-7626

SOUTH SCRANTON
526 Cedar Avenue
Scranton, PA 18505
Avandra G. McMillan, *Manager*
(570) 343-1151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

COMMISSION FILE NUMBER 000-23777

PENSECO FINANCIAL SERVICES CORPORATION

SCRANTON, PENNSYLVANIA
COMMONWEALTH OF PENNSYLVANIA
I.R.S. EMPLOYER IDENTIFICATION NUMBER 23-2939222
150 NORTH WASHINGTON AVENUE
SCRANTON, PENNSYLVANIA 18503-1848
TELEPHONE NUMBER 570-346-7741

SECURITIES REGISTERED UNDER
SECTION 12(g) OF THE ACT

Common Stock, Par Value $ .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a small reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Small reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No☒

The aggregate market value of the Company's voting stock held by non-affiliates of the registrant on June 30, 2008, based on the closing price of such stock on that date, equals approximately $72,139,468.

The number of shares of common stock outstanding as of February 26, 2009 equals 2,148,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Corporation's definitive proxy statement relating to the 2009 Annual Meeting of Stockholders, to be held on May 5, 2009, are incorporated by reference in Part III.

PENSECO FINANCIAL SERVICES CORPORATION

PART I

ITEM 1 BUSINESS

GENERAL

PENSECO FINANCIAL SERVICES CORPORATION, (the "Company"), which is headquartered in Scranton, Pennsylvania, was formed under the general corporation laws of the State of Pennsylvania in 1997 and is registered as a financial holding company. The Company became a holding company upon the acquisition of all of the outstanding shares of Penn Security Bank and Trust Company (the "Bank"), a state-chartered bank, on December 31, 1997. The Company is subject to supervision by the Federal Reserve Board. The Bank, as a state-chartered financial institution, is subject to supervision, regulation and examination by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

The Company's principal banking office is located at 150 North Washington Avenue, Scranton, Pennsylvania, containing trust, investor services, marketing, audit, human resources, executive, data processing, central loan processing and central bookkeeping offices. There are eight additional offices.

Through its banking subsidiary, the Company generates interest income from its outstanding loans receivable and its investment portfolio. Other income is generated primarily from merchant transaction fees, trust fees and service charges on deposit accounts. The Company's primary costs are interest paid on deposits and borrowings and general operating expenses. The Company provides a variety of commercial and retail banking services to business and professional customers, as well as retail customers, on a personalized basis. The Company's primary lending products are real estate, commercial and consumer loans. The Company also offers ATM access, credit cards, active investment accounts, trust department services and other various lending, depository and related financial services. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. The Company also offers collateralized repurchase agreements that have a one day maturity, as an alternative deposit option for its customers.

The Company has a third party marketing agreement with National Financial Services that allows the Company to offer a full range of securities, brokerage and annuity sales to its customers. The Investor Services division is located in the headquarters building and the services are offered throughout the entire branch system.

The Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are not materially affected by seasonal changes or by Federal, state or local environmental laws or regulations.

An Agreement and Plan of Merger (The Agreement) by and between Penseco Financial Services Corporation, Penn Security Bank and Trust Company and Old Forge Bank, dated December 5, 2008, provides for, among other things, Penseco to acquire Old Forge Bank through a two-step merger transaction. Old Forge Bank will be merged with and into Penn Security Bank and Trust Company. Following the merger, Penn Security Bank and Trust Company will continue to operate as a banking subsidiary of Penseco Financial Services Corporation.

Shareholders of Old Forge Bank will be entitled to receive the merger consideration in either cash or shares of Penseco common stock, or any combination thereof, subject to certain limitations and allocation procedures set forth in the Agreement. The per share amount will be calculated from the cash consideration and the value of the stock consideration based on the Penseco closing price, as such term is defined in the Agreement. The per share amount will be approximately $103.76, provided that the Penseco closing price per share is between $35.99 and $39.77.

Penseco and Old Forge Bank have agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation, under the Federal Bank Merger Act, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as well as various other regulatory authorities. The transaction is also subject to the non-objection of the Federal Reserve Bank of Philadelphia, because the merger involves an acquisition by a bank holding company. Old Forge Bank and Penseco have completed the filing of applications and notifications to obtain the required regulatory approvals. The Company hopes to consummate the acquisition of Old Forge Bank on or before April 1, 2009.

FORWARD LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Penseco Financial Services Corporation. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Penseco Financial Services Corporation's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Penseco Financial Services Corporation and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in Penseco Financial Services Corporation's market area, changes in real estate market values in Penseco Financial Services Corporation's market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1 A to this Annual Report on Form 10-K titled "Risk Factors" below.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Penseco Financial Services Corporation does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this Annual Report to "Company," "we," "us" and "our" refer to Penseco Financial Services Corporation and its subsidiary.

ITEM 1A RISK FACTORS

RISKS RELATED TO OUR BUSINESS

Credit Risk

Changes in the credit quality of our loan portfolio may impact the level of our allowance for loan losses.

We make various judgments about the collectibility of our loans, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss and delinquency experience, and we evaluate economic conditions. If our judgments are incorrect, our allowance for loan losses may not be sufficient to cover future losses, which will result in additions to our allowance through increased provisions for loan losses. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Increased provisions for loan losses would increase our expenses and reduce our profits.

Nonetheless, to the best of management's knowledge, there are also no particular risk elements in the local economy that put a group or category of loans at increased risk. The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

Also, the Company is not dependent upon a single customer, or a few customers, the loss of one or more of which would have a material adverse effect on its operations. The operations and earnings of the Corporation are also not materially affected by seasonal changes.

Market Risk

Changes in interest rates could affect our investment values and net interest income which could hurt our profits.

At December 31, 2008, the Company owned approximately $95.0 million of marketable securities available for sale. These securities are carried at fair value on the consolidated balance sheets. Unrealized gains or losses on these securities, that is, the difference between the fair value and the amortized cost of these securities, is reflected in stockholders' equity, net of deferred taxes. As of December 31, 2008, the Company's available for sale marketable securities portfolio had a net unrealized gain, net of taxes, of $225 thousand. The fair value of the Company's available for sale marketable securities is subject to interest rate change, which would not affect recorded earnings, but would increase or decrease comprehensive income and stockholders' equity.

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings. The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

The Company continually monitors the relationship of its interest rate sensitive assets and liabilities through its Asset/Liability Committee.

Strong competition within our market could hurt our profits and inhibit growth.

The Bank operates in a competitive environment in which it must share its market with many local independent banks as well as several banks which are affiliates or branches of very large regional holding companies. The Bank encounters competition from diversified financial institutions, ranging in size from small banks to the nationwide banks operating in its region. The competition includes commercial banks, savings and loan associations, credit unions, other lending institutions and mortgage originators.

The principal competitive factors among the Company's competitors can be grouped into two categories: pricing and services. In the Company's primary service area, interest rates on deposits, especially time deposits, and interest rates and fees charged to customers on loans are very competitive. From a service perspective, the Bank competes in areas such as convenience of location, types of services, service costs and banking hours. Our profitability depends on our continued ability to compete successfully in our market area.

Compliance Risk

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

The Company is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended, and, as such, is subject to supervision and regulation by the Board of Governors of the Federal Reserve System ("FRB"). The Company is required to file annual and quarterly reports of its operations with the FRB.

As a financial holding company, the Company is permitted to engage in banking-related activities as authorized by the FRB, directly or through subsidiaries or by acquiring companies already established in such activities subject to the FRB regulations relating to those activities.

Our banking subsidiary, Penn Security Bank and Trust Company, as a Pennsylvania state-chartered financial institution, is subject to supervision, regulation and examination by the Commonwealth of Pennsylvania Department of Banking and by the Federal Deposit Insurance Corporation (the "FDIC"), which insures the Bank's deposits to the maximum extent permitted by law.

Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory actions, may have a material impact on our operations.

Operational Risk

The Company needs to continually attract and retain qualified personnel for its operations.

High quality customer service, as well as efficient and profitable operations, are dependent on the Company's ability to attract and retain qualified individuals for key positions within the organization. The Company has successfully recruited several individuals for management positions in recent years. As of December 31, 2008, the Company employed 172 full-time equivalent employees. The employees of the Company are not represented by any collective bargaining group. Management of the Company considers relations with its employees to be good.

A continuation of recent turmoil in the financial markets could have an adverse effect on the financial position or results of operations.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. Some financial institutions around the world have failed; others have been forced to seek acquisition partners. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our businesses, financial conditions and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated. Further, there can be no assurance that action by federal and state legislatures, and governmental agencies and regulators, including the enacted legislation authorizing the U.S. government to invest in financial institutions, or changes in tax policy, will help stabilize the U.S. financial system and any such action, including changes to existing legislation or policy, could have an adverse effect on the financial conditions or results of operations of the Company.

Our operations could be affected if we do not have access to modern and reliable technology.

The Company operates in a highly-automated environment, wherein almost all transactions are processed by computer software to produce results. To remain competitive, the Company must continually evaluate the adequacy of its data processing capabilities and make revisions as needed.

The Company regularly tests its ability to restore data capabilities in the event of a natural disaster, sustained power failure or other inability to utilize its primary systems.

Liquidity Risk

Increased needs for disbursement of funds on loans and deposits can affect our liquidity.

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

Our future pension plan costs and contributions could be unfavorably impacted by the factors that are used in the actuarial calculations.

Our costs for the non-contributory defined benefit pension plans are dependent upon a number of factors, such as the rates of return on plan assets, discount rates, the level of interest rates used to measure the required minimum funding levels of the plans, future government regulation and our required or voluntary contributions made to the plans. Without sustained growth in the pension investments over time to increase the value of our plan assets and depending upon the other factors impacting our costs as listed above, we could be required to fund our plans with higher amounts of cash than are anticipated by our actuaries. Such increased funding obligations could have a material impact on our liquidity by reducing our cash flows.

ITEM 1B UNRESOLVED STAFF COMMENTS

None

ITEM 2 PROPERTIES

There are nine offices positioned throughout the greater Northeastern Pennsylvania region. They are located in the South Scranton, East Scranton, Green Ridge, and Central City sections of Scranton, the Borough of Moscow, the Town of Gouldsboro, South Abington Township, the Borough of Mount Pocono and the Borough of East Stroudsburg at Eagle Valley Corners. Through these offices, the Company provides a full range of banking and trust services primarily to Lackawanna, Wayne, Monroe and the surrounding counties. All offices are owned by the Bank or through a wholly owned subsidiary of the Bank, Penseco Realty, Inc., with the exception of the Mount Pocono Office, which is owned by the Bank but is located on land occupied under a long-term lease. The Company also owns property in the Borough of Dalton, Lackawanna County, to use for potential future expansion.

The principal office, located at the corner of North Washington Avenue and Spruce Street in the "Central City" of Scranton's business district, houses the operations, trust, investor services, marketing and audit departments as well as the Company's executive offices. Several remote ATM locations are leased by the Bank, which are located throughout Northeastern Pennsylvania. All branches and ATM locations are equipped with closed circuit television monitoring.

ITEM 3 LEGAL PROCEEDINGS

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business of the Company and its subsidiary, as to which the Company or subsidiary is a party or of which any of their property is subject.

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted by the Company to its shareholders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year covered by this report.

Part II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

This Form 10-K is the Company's annual disclosure statement as required under Section 13 or 15(d) of the Securities Exchange Act of 1934. Questions may be directed to any branch location of the Company or by contacting the Finance Division Head's office at:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, Pennsylvania 18503-1848
1-800-327-0394

Management of the Company is aware of the following securities dealers who make a market in the Company stock:

Domestic Securities
Freedman Billings Ramsey
Hill Thompson Magid & Company, Inc.
Hudson Securities, Inc..
Janney Montgomery Scott, LLC
Knight Equity Markets, LP
Monroe Securities, Inc.
Stifel, Nicolaus & Company, Inc.

The Company's capital stock is traded on the "Over-the-Counter" (Bulletin Board) under the symbol "PFNS". The following table sets forth the price range together with dividends paid for each of the past two years. These quotations do not necessarily reflect the value of actual transactions.

2008	High	Low	Dividends Paid Per Share
First Quarter	$ 41	$ 35	$ .42
Second Quarter	42	37	.42
Third Quarter	41	38	.41
Fourth Quarter	40	36	.41
			$ 1.66

2007	High	Low	Dividends Paid Per Share
First Quarter	$ 43	$ 38	$ .37
Second Quarter	40	37	.37
Third Quarter	38	36	.37
Fourth Quarter	40	34	.47
			$ 1.58

As of February 6, 2009 there were approximately 839 stockholders of the Company based on the number of holders of record. Reference should be made to the information about the Company's dividend policy and regulatory guidelines on pages 19 and 48 of this Form 10-K.

TRANSFER AGENT

Registrar & Transfer Co., 10 Commerce Drive, Cranford, NJ 07016 serves as the Company's transfer agent. Stockholders' questions should be directed to the Registrar & Transfer Co. investor relations department at 800-368-5948.

PENSECO FINANCIAL SERVICES CORPORATION

The following line graph sets forth comparative information regarding the Company's cumulative shareholder return on its Common Stock over the last five fiscal years. Total shareholder return is measured by dividing total dividends (assuming dividend reinvestment) plus share price change for a period by the share price at the beginning of the investment period. The Company's cumulative shareholder return based on an investment of $100 at the beginning of the five-year period beginning December 31, 2003 is compared to the cumulative total return of the Russell 2000 Index ("Russell 2000") and the SNL Securities Northeast Quadrant Pink Sheet Banks Index ("Pink Banks"), which more closely reflects the Company's peer group. The yearly points marked on the horizontal axis of the graph correspond to December 31st of that year.



Total Return Performance
Penseco Financial Services Corporation
Russell 2000
SNL Northeast OTC-BB & Pink Banks
Index Value
175
150
125
100
75
50
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

	Period Ending					
Index	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Penseco Financial Services Corporation	$ 100.00	$ 106.10	$ 109.78	$ 115.71	$ 111.43	$ 108.24
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
SNL Northeast OTC-BB and Pink Banks	100.00	116.50	116.15	120.03	116.89	95.21

ITEM 6 SELECTED FINANCIAL DATA

(in thousands, except per share amounts)

RESULTS OF OPERATIONS:

	2008	2007	2006	2005	2004
Interest Income	$ 33,898	$ 34,329	$ 31,922	$ 28,170	$ 25,385
Interest Expense	10,830	12,739	11,054	8,580	7,579
Net Interest Income	23,068	21,590	20,868	19,590	17,806
Provision for Loan Losses	861	657	433	263	144
Net Interest Income after Provision for Loan Losses	22,207	20,933	20,435	19,327	17,662
Non-Interest Income	11,036	8,720	8,205	8,874	9,594
Non-Interest Expenses	22,172	21,331	21,037	20,719	20,584
Income Taxes	2,458	1,624	1,595	1,613	1,071
Net Income	$ 8,613	$ 6,698	$ 6,008	$ 5,869	$ 5,601
BALANCE SHEET AMOUNTS:					
Assets	$ 628,967	$ 580,793	$ 569,821	$ 575,688	$ 563,708
Investment Securities	$ 157,480	$ 145,448	$ 166,080	$ 229,957	$ 262,678
Net Loans	$ 435,873	$ 399,939	$ 365,722	$ 317,562	$ 276,576
Deposits	$ 424,725	$ 416,533	$ 413,800	$ 397,867	$ 395,301
Long-Term Borrowings	$ 72,720	$ 55,966	$ 65,853	$ 75,401	$ 84,620
Stockholders' Equity	$ 73,642	$ 69,715	$ 66,571	$ 63,799	$ 62,376
PER SHARE AMOUNTS:					
Earnings per Share	$ 4.01	$ 3.12	$ 2.80	$ 2.73	$ 2.61
Dividends per Share	$ 1.66	$ 1.58	$ 1.50	$ 1.44	$ 1.35
Book Value per Share	$ 34.28	$ 32.45	$ 30.99	$ 29.70	$ 29.04
Common Shares Outstanding	2,148,000	2,148,000	2,148,000	2,148,000	2,148,000
FINANCIAL RATIOS:					
Net Interest Margin	3.93%	3.92%	3.89%	3.57%	3.18%
Return on Average Assets	1.40%	1.15%	1.07%	1.03%	.96%
Return on Average Equity	11.89%	9.75%	9.15%	9.23%	9.11%
Average Equity to Average Asset	11.76%	11.81%	11.68%	11.19%	10.57%
Dividend Payout Ratio	41.40%	50.64%	53.57%	52.75%	51.72%

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition of the Company and the results of its operations. This discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and notes thereto. All information is presented in thousands of dollars, except as indicated.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Provision (allowance) for possible loan losses - The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgment, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

Actuarial assumptions associated with pension, post-retirement and other employee benefit plans - These assumptions include discount rate, rate of future compensation increases and expected return on plan assets.

Provision for income taxes - Management believes that the assumptions and judgments used to record tax related assets or liabilities have been appropriate.

Fair value of certain investment securities - Fair value of investment securities are based on quoted market prices.

Loan servicing rights - Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

Premium amortization - The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

SUMMARY

Net income for 2008 increased $1,915 or 28.6%, to $8,613 or $4.01 per share compared with the year ago period of $6,698 or $3.12 per share. The increase in net income was primarily attributable to a one time after tax increase in income of $1,129 ($.53 per share) related to VISA, Inc.'s Initial Public Offering, which consisted of a gain from the mandatory partial share redemption by VISA and the reversal of a litigation liability accrual that had been recorded by the Company in the fourth quarter of 2007. Excluding the impact of the VISA transaction, net income increased $458 or 6.5% from the twelve months of 2007[1]. Net interest income increased $1,478 or 6.8% to $23,068 for the twelve months ended December 31, 2008 compared to $21,590 for the same period of 2007. The increase resulted from higher interest on investments of $504 or 7.1% due to increased volume of securities of states & political subdivisions and U.S. Agencies. Total interest expense declined $1,909 or 15.0% mainly due to lower deposit costs. Net interest income after provision for loan losses increased $1,274 or 6.1%. The provision for loan losses increased $204 to $861 during 2008 compared with $657 for the same period of 2007.

---

[1] *See pages 20 and 21 for a reconciliation of GAAP net income to net income excluding the gain related to the VISA, Inc. initial public offering during the years ended December 31, 2008.*

Earnings for 2007 were impacted by a fourth quarter charge, related to lawsuits against VISA, Inc., which VISA member banks were required to recognize as a contingent liability to indemnify VISA, Inc. as described further herein. The Company recorded a total expense of $497, which is $328 net of tax, or $0.15 per share. Net earnings for 2007 increased from 2006 mainly due to higher interest income from strong loan demand experienced during 2007. This was offset by a higher provision for loan losses, as well as, increased operating expenses. Income taxes were slightly higher than year ago levels.

The Company's return on average assets was 1.40% in 2008 compared to 1.15% in 2007 and 1.07% in 2006. Return on average equity was 11.89%, 9.75% and 9.15% in 2008, 2007 and 2006, respectively.

RESULTS OF OPERATIONS

Net Interest Income

The principal component of the Company's earnings is net interest income, which is the difference between interest and fees earned on interest-earning assets and interest paid on deposits and other borrowings.

Net interest income increased $1.5 million or 6.9% to $23.1 million for 2008 compared to $21.6 million for 2007. Loan interest income was slightly lower for 2008. Investment income increased due to increased volume of securities of states & political subdivisions and U.S. Agency securities. Interest expense for 2008 decreased $1.9 million or 15.0% to $10.8 million for 2008 compared to $12.7 million in 2007, mainly due to lower deposit costs.

Net interest income increased $.7 million or 3.3% to $21.6 million for 2007 compared to $20.9 million for 2006. Loan interest income was higher overall for 2007 due to increases in the volume of new loans. Investment income decreased due in part to the return of principal on the Mortgage-Backed Securities portfolio and maturities of U.S. Agency Securities. The proceeds were used to fund loan demand. Interest expense for 2007 increased $1.6 million or 14.4% to $12.7 million for 2007 compared to $11.1 million in 2006. The increase is primarily due to competitive market pressures to pay higher rates.

Net interest income, when expressed as a percentage of average interest-earning assets, is referred to as net interest margin. The Company's net interest margin for the year ended December 31, 2008 was 3.93% compared with 3.92% for the year ended December 31, 2007 and 3.89% for the year ended December 31, 2006.

Interest income in 2008 totaled $33.9 million, compared to $34.3 million in 2007, a decrease of $.4 million or 1.2%. The tax equivalent yield on average interest-earning assets decreased to 6.07% in 2008, compared to 6.50% in 2007. Average interest-earning assets increased in 2008 to $586.7 million from $551.3 million in 2007. Average loans, which are typically the Company's highest yielding earning assets, increased $35.2 million or 9.1% in 2008. Average loans represented 71.8% of 2008 average interest-earning assets, compared to 70.0% in 2007. Income on loans decreased $.2 million or .8% in 2008, compared to an increase in loan income of $3.0 million or 12.8% during 2007. Investment securities increased on average by $10.7 million or 7.2% to $160.1 million in 2008 compared to $149.4 million in 2007. Income on investments increased $.5 million or 7.0% to $7.6 million in 2008, from $7.1 million in 2007. Average earning assets, including BOLI, increased to 96.4% of average total assets for 2008 compared to 96.0% for the year ago period.

The average rate paid on interest-bearing liabilities decreased during 2008 to 2.32%, compared to 2.94% in 2007.

Interest income in 2007 totaled $34.3 million, compared to $31.9 million in 2006, an increase of $2.4 million or 7.5%. The tax equivalent yield on average interest-earning assets increased to 6.50% in 2007, compared to 6.20% in 2006. Average interest-earning assets increased in 2007 to $551.3 million from $536.9 million in 2006. Average loans, which are typically the Company's highest yielding earning assets, increased $46.0 million or 13.5% in 2007. Average loans represented 70.0% of 2007 average interest-earning assets, compared to 63.3% in 2006. Income on loans increased $3.0 million or 12.8% in 2007, compared to an increase in loan income of $4.8 million or 25.8% during 2006. Investment securities decreased on average by $44.7 million or 23.0% to $149.4 million compared to $194.1 million in 2006. Income on investments declined $1.3 million or 15.5% to $7.1 million in 2007, from $8.4 million in 2006. Average earning assets, including BOLI, increased to 96.0% of average total assets for 2007 compared to 95.7% for the year ago period.

The average rate paid on interest-bearing liabilities increased during 2007 to 2.94%, compared to 2.63% in 2006.

The most significant impact on net interest income between periods is derived from the interaction of changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. The volume of earning dollars in loans and investments, compared to the volume of interest-bearing liabilities represented by deposits and borrowings, combined with the spread, produces the changes in net interest income between periods.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY/INTEREST RATES AND INTEREST DIFFERENTIAL

The table below presents average weekly balances, interest income on a fully taxable equivalent basis and interest expense, as well as average rates earned and paid on the company's major asset and liability items for the years ended December 31, 2008, 2007 and 2006.

	2008			2007			2006		
ASSETS	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**	**Average Balance**	**Revenue Expense**	**Yield/ Rate**
Investment Securities:									
Available-for-Sale									
U.S. Agency obligations	$ 47,530	$ 2,270	4.78%	$ 38,992	$ 1,824	4.68%	$ 83,355	$ 3,186	3.82%
Sates & political subdivision	40,127	1,818	6.86	31,098	1,385	6.75	24,851	1,114	6.79
Federal Home Loan Bank stock	4,911	164	3.34	3,948	248	6.28	4,738	232	4.90
Other	2,497	92	3.68	4,208	156	3.71	3,119	108	3.46
Held to Maturity:									
U.S. Agency obligations	35,775	1,677	4.69	41,866	1,907	4.56	48,801	2,174	4.45
States & political subdivisions	29,235	1,562	8.10	29,246	1,559	8.08	29,221	1,574	8.16
Loans, net of unearned income:									
Real estate mortgages	270,368	16,376	6.06	246,504	15,825	6.42	202,709	13,578	6.70
Commercial real estate	90,544	5,734	6.33	76,132	5,637	7.40	67,736	4,881	7.21
Commercial	24,286	1,612	6.64	23,036	1,928	8.37	31,690	2,131	6.72
Consumer & other	35,794	2,496	6.97	40,141	3,039	7.57	37,679	2,784	7.39
Federal funds sold	1,739	29	1.67	8,795	456	5.18	–	–	–
Interest on balances with banks	3,883	68	1.75	7,288	365	5.01	3,047	160	5.25
Total Interest Earning Assets/ Total Interest Income	586,689	$ 33,898	6.07%	551,254	$ 34,329	6.50%	536,946	$ 31,922	6.20%
Cash and due from banks	9,687			10,575			10,534		
Bank premises and equipment	9,362			9,609			9,427		
Accrued interest receivable	3,350			3,338			3,035		
Cash surrender value life insurance	7,515			7,199			1,125		
Other assets	4,693			4,067			5,118		
Less: Allowance for loan losses	4,986			4,328			3,895		
Total Assets	**$ 616,310**			**$ 581,714**			**$ 562,290**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits:									
Demand-Interest Bearing	$ 53,915	$ 377	.70%	$ 55,803	$ 570	1.02%	$ 49,753	$ 347	.70%
Savings	76,326	412	.54	81,096	880	1.09	82,687	767	.93
Money markets	114,521	2,131	1.86	93,089	2,851	3.06	83,349	2,225	2.67
Time-Over $100	37,745	1,451	3.84	41,146	2,010	4.89	32,692	1,408	4.31
Time-Other	70,436	2,602	3.69	74,923	3,064	4.09	77,551	2,865	3.69
Repurchase agreements	34,204	848	2.48	25,842	839	3.25	19,457	455	2.34
Short-term borrowings	7,069	175	2.48	1,254	62	4.94	3,466	189	5.45
Long-term borrowings	73,252	2,834	3.87	60,867	2,463	4.05	70,592	2,798	3.96
Total Interest Bearing Liabilities/ Total Interest Expense	467,468	$ 10,830	2.32%	434,020	$ 12,739	2.94%	419,547	$ 11,054	2.63%
Demand-Non-interest bearing	72,015			74,195			72,950		
All other liabilities	4,366			4,818			4,141		
Stockholders' equity	72,461			68,681			65,652		
Total Liabilities Stockholders' Equity	**$ 616,310**			**$ 581,714**			**$ 562,290**		
Interest Spread			3.75%			3.56%			3.57%
Net Interest Income		$23,068			$ 21,590			$ 20,868	
FINANCIAL RATIOS									
Net interest margin			3.93%			3.92%			3.89%
Return on average assets			1.40%			1.15%			1.07%
Return on average equity			11.89%			9.75%			9.15%
Average equity to average assets			11.76%			11.81%			11.68%
Dividend payout ratio			41.40%			50.64%			53.57%

DOLLAR AMOUNT OF CHANGE IN INTEREST INCOME AND INTEREST EXPENSE

	2008 compared to 2007	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Agency obligations	$ 446	$ 400	$ 39	$ 7
	States & political subdivision	433	402	25	6
	Equity securities	(148)	(3)	(117)	(28)
	Held to Maturity:				
	U.S. Agency obligations	(230)	(278)	54	(6)
	States & political subdivisions	3	(1)	4	–
	Loans, net of unearned income:				
	Real estate mortgages	648	2,645	(2,291)	294
	Commercial	(316)	105	(399)	(22)
	Consumer and other	(543)	(329)	(241)	27
	Federal funds sold	(427)	(366)	(309)	248
	Interest bearing balances with banks	(297)	(171)	(238)	112
	Total Interest Income	(431)	2,404	(3,473)	638
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	(193)	(19)	(179)	5
	Savings	(468)	(52)	(446)	30
	Money markets	(720)	656	(1,117)	(259)
	Time-Over $100	(559)	(166)	(432)	39
	Time-Other	(462)	(184)	(300)	22
	Repurchase agreements	9	272	(199)	(64)
	Short-term borrowings	113	287	(31)	(143)
	Long-term borrowings	371	502	(110)	(21)
	Total Interest Expense	(1,909)	1,296	(2,814)	(391)
	Net Interest Income	**$ 1,478**	**$ 1,108**	**$ (659)**	**$ 1,029**

	2007 compared to 2006	Dollar Amount of Change	Change in Volume	Change in Rate	Change in Rate-Volume
EARNING ASSETS	Investment Securities:				
	Available-for-Sale				
	U.S. Agency obligations	$ (1,362)	$ (1,695)	$ 717	$ (384)
	States & political subdivision	271	280	(7)	(2)
	Equity securities	64	(1)	73	(8)
	Held to Maturity:				
	U.S. Agency obligations	(267)	(309)	54	(12)
	States & political subdivisions	(15)	2	(17)	–
	Loans, net of unearned income:				
	Real estate mortgages	3,003	3,565	(487)	(75)
	Commercial	(203)	(582)	523	(144)
	Consumer and other	255	182	68	5
	Federal funds sold	456	–	–	456
	Interest bearing balances with banks	205	223	(7)	(11)
	Total Interest Income	2,407	1,665	917	(175)
INTEREST BEARING LIABILITIES	Deposits:				
	Demand-Interest Bearing	223	42	159	22
	Savings	632	33	530	69
	Money markets	626	260	325	41
	Time-Over $100	602	364	190	48
	Time-Other	(320)	(523)	239	(36)
	Repurchase agreements	384	149	177	58
	Short-term borrowings	(127)	(121)	18	(24)
	Long-term borrowings	(335)	(385)	64	(14)
	Total Interest Expense	1,685	(181)	1,702	164
	Net Interest Income	**$ 722**	**$ 1,846**	**$ (785)**	**$ (339)**

PROVISION FOR LOAN LOSSES

The provision for loan losses represents management's determination of the amount necessary to bring the allowance for loan losses to a level that management considers adequate to reflect the risk of future losses inherent in the Company's loan portfolio.

The provision for loan losses was $861 in 2008, an increase of 31.1% compared to $657 for 2007. The increase in the provision was due to the Company's increased loan portfolio, as well as management's viewpoint in valuing the loan portfolio for loan losses as the economy has slowed down. The allowance for loan losses at December 31, 2008 was $5,275 or 1.20% of total loans compared to $4,700 or 1.16% of total loans at December 31, 2007.

The Company believes that the judgments used in establishing the allowance for loan losses are based on reliable information. In assessing the sufficiency of the allowance for loan losses, management considers how well prior estimates have related to actual experience. The Company continually monitors the risk elements, historical rates and other data used in establishing the allowance on a periodic basis. Based on its assessment, the Company has not found it necessary to change the allowance by material amounts.

There are also no particular risk elements in the local economy that put a group or category of loans at increased risk, however, the Company has increased its portfolio of commercial loans, which typically bear a higher risk. These loans are typically secured by real estate to minimize this risk.

The process of determining the adequacy of the allowance is necessarily judgmental and subject to changes in external conditions. Accordingly, there can be no assurance that existing levels of the allowance will ultimately prove adequate to cover actual loan losses.

NON-INTEREST INCOME

The following table sets forth information by category of non-interest income for the Company for the past three years:

Years Ended December 31,	2008	2007	2006
Trust department income	$ 1,474	$ 1,535	$ 1,483
Service charges on deposit accounts	1,477	1,014	860
Merchant transaction income	4,502	4,256	3,947
Brokerage fee income	596	261	271
Other fee income	1,279	1,211	1,152
Bank owned life insurance	316	314	54
Other operating income	167	80	119
VISA mandatory share redemption	1,213	–	–
Realized gains on securities, net	12	49	319
Total Non-Interest Income	$ 11,036	$ 8,720	$ 8,205

Total non-interest income increased $2,316 or 26.6% to $11,036 during 2008, from $8,720 for the same period of 2007. Trust department income decreased $61 due to the decrease in market value of trust assets. Service charges on deposit accounts increased $463 or 45.7% primarily due to the increased number of accounts and increased service charge activity. Merchant transaction income increased $246 or 5.8%, mainly due to higher transaction volume and new business. Brokerage fee income increased $335 or 128.4% due to new and increased business in the wealth management area. Other operating income increased $87 or 108.7% due to a gain on the sale of other real estate owned of $69, along with an increase in general operating income. The Company realized a gain of $1,213 related to VISA, Inc.'s Initial Public Offering, which consisted of a mandatory partial share redemption, during the first quarter of 2008, discussed earlier. Realized gains on securities decreased $37 to $12 during 2008 from $49 for 2007.

Total non-interest income increased $515 or 6.3% to $8,720 during 2007, from $8,205 for the same period of 2006. Service charges on deposit accounts increased $154 or 17.9%, primarily due to increased service charge collections during 2007. Merchant transaction income increased $309 or 7.8%, mainly due to increased transaction volume and new business. Brokerage fee income decreased $10 or 3.7%. Income from Bank owned life insurance, which was purchased in the fourth quarter of 2006, increased $260 to $314 in 2007 from $54 in 2006.

NON-INTEREST EXPENSES

VISA Contingency

In October 2007, Penn Security Bank & Trust Company, as a member of VISA U.S.A. Inc. received shares of restricted stock in VISA, Inc. (VISA) as a result of a global restructuring of VISA in preparation for an initial public offering in 2008.

In connection with this, VISA member banks were required to recognize a contingent obligation to indemnify VISA under its revised bylaws for potential losses arising from certain antitrust litigation, at the estimated fair value of such obligation, in accordance with FASB Interpretation No. 45. The Company, accordingly, recorded a $497 charge or $328, net of tax, in the fourth quarter of 2007. Upon successful completion of the public offering in 2008, VISA established an escrow account for the litigation, funded by a partial redemption of member shares allowing the Company to reverse the $497 litigation accrual during the first quarter of 2008.

The following table sets forth information by category of non-interest expenses for the Company for the past three years:

Years Ended December 31,	2008	2007	2006
Salaries and employee benefits	$ 10,157	$ 9,118	$ 10,315
Expense of premises and equipment, net	2,703	2,586	2,397
Merchant transaction expenses	3,403	3,358	3,141
Other operating expenses	5,909	6,269	5,184
Total Non-Interest Expenses	$ 22,172	$ 21,331	$ 21,037

Total non-interest expenses increased $841 or 3.9% to $22,172 during 2008 compared with $21,331 for the same period of 2007. Salaries and employee benefits expense increased $1,039 or 11.4% largely due to a $356 retirement contribution to fifty employees negatively impacted by the Company's pension freeze during the second quarter of 2008, and an additional $70 contribution to the 401(k) plan benefiting all employees, and increased salaries resulting from additional employee hires and increased commissions related to our wealth management division. Premises and fixed assets expense increased $117 or 4.5% due to computer system upgrades and increased occupancy expense. Merchant transaction expenses increased $45 or 1.3% due to higher transaction volume. Other operating expenses decreased $360 or 5.7% largely due to the $497 VISA litigation charge accrual recorded by the Company during the fourth quarter of 2007[2]. Excluding this VISA litigation accrual, other operating expense increased year over year $634 mostly related to the Company's new brand and logo expenses of $120, legal fees related to loan collection efforts of $128, and professional expenses of $134 related to the pension freeze, $82 related to outsourced audit and compliance services, and $78 related to computer system updates.

Total non-interest expenses increased $294 or 1.4% to $21,331 during 2007 compared with $21,037 for the same period of 2006. Salaries and employee benefits decreased $1,197 or 11.6%, primarily due to a one time charge of $1,119 recorded in the fourth quarter of 2006 in connection with the Voluntary Early Retirement Initiative (VERI) program. Merchant transaction expenses increased $217 or 6.9%, due to increased transaction volume. Other operating expenses increased $1,085 or 20.9%, largely due to increases in advertising expense of $233 and contributions of $100, in addition to the $497 liability recorded for the VISA lawsuits discussed above, which is expected to be a one time charge.

INCOME TAXES

Federal income tax expense increased $834 or 51.4% to $2,458 in 2008 compared to $1,624 in 2007, primarily due to the VISA initial public offering and overall higher income.

Federal income tax expense increased $29 or 1.8% to $1,624 in 2007 compared to $1,595 in 2006, due to increased operating income partly offset by higher tax-free income.

The Company's effective income tax rate for 2008, 2007 and 2006 was 22.2%, 19.5% and 21.0%, respectively.

---

[2] *See pages 20 and 21 for a reconciliation of GAAP net income to net income excluding the gain related to the VISA, Inc. initial public offering during the years ended December 31, 2008.*

The Company uses the asset and liability method of accounting for deferred income taxes. If current available information raises doubt as to the realization of deferred tax assets, a valuation allowance is established. The Company evaluates the recoverability of deferred tax assets based on its ability to generate future profits. The Company employs budgeting and periodic reporting processes to continually monitor its progress. Historically, the Company has had sufficient profits for recovery of deferred tax benefits.

For further discussion pertaining to Federal income taxes, see Note 15 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Total assets increased $48.2 million or 8.3% during 2008 to $629.0 million at December 31, 2008 compared to $580.8 million at December 31, 2007. Total assets increased $11.0 million or 1.9% during 2007 to $580.8 million at December 31, 2007 compared to $569.8 million at December 31, 2006.

INVESTMENT PORTFOLIO

The Company maintains a portfolio of investment securities to provide income and serve as a source of liquidity for its ongoing operations.

The following table presents the carrying value, by security type, for the Company's investment portfolio:

December 31,	2008	2007	2006
U.S. Agency obligations	$ 80,643	$ 69,516	$ 99,247
States & political subdivisions	70,010	68,714	59,471
Equity securities	6,827	7,218	7,362
Total Investment Securities	$ 157,480	$ 145,448	$ 166,080

Equity securities at December 31, 2008 and 2007 consisted primarily of other financial institutions' stock and Federal Home Loan Bank of Pittsburgh (FHLB) stock, which is a required investment in order to participate in an available line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. The FHLB suspended its stock repurchase and dividend payments during December 2008. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2008.

In recent periods, United States and global markets, as well as general economic conditions, have been disrupted and volatile. Concerns regarding the financial strength of financial institutions have led to distress in credit markets and issues relating to liquidity among financial institutions. The United States and other governments have taken steps to try to stabilize the financial system, including investing in financial institutions. The Company has not applied for and is not participating in any government sponsored Capital Purchase Programs. Our businesses, financial conditions and results of operations could be adversely affected by (1) continued disruption and volatility in financial markets, (2) continued capital and liquidity concerns regarding financial institutions generally and our counterparties specifically, including the Federal Home Loan Bank, (3) limitations resulting from governmental action in an effort to stabilize or provide additional regulation of the financial system, or (4) recessionary conditions that are deeper or last longer than currently anticipated.

The Company does not hold any Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac) preferred or common equity securities and does not hold any trust preferred securities.

A summary of transactions involving available-for-sale debt securities in 2008, 2007 and 2006 are as follows:

December 31,	2008	2007	2006
Proceeds from sales	$ 11,798	$ –	$ –
Gross realized gains	11	–	–
Gross realized losses	–	–	–

LOAN PORTFOLIO

Details regarding the Company's loan portfolio for the past five years are as follows:

December 31,	2008	2007	2006	2005	2004
Real estate – construction and land development	$ 21,949	$ 25,858	$ 23,714	$ 13,132	$ 6,805
Real estate mortgages	355,528	318,437	284,323	227,853	196,149
Commercial	27,793	24,505	26,265	42,894	41,560
Credit card and related plans	3,272	3,324	3,282	3,152	2,872
Installment	28,135	26,542	25,532	26,293	25,679
Obligations of states & political subdivisions	4,471	5,973	6,806	8,038	7,111
Loans, net of unearned income	441,148	404,639	369,922	321,362	280,176
Less: Allowance for loan losses	5,275	4,700	4,200	3,800	3,600
Loans, net	$ 435,873	$ 399,939	$ 365,722	$ 317,562	$ 276,576

LOANS

Total net loans increased $36.0 million or 9.0% to $435.9 million at December 31, 2008 from $399.9 million at December 31, 2007. This increase is mainly due to strong loan demand with a mix of fixed and variable rate loans backed by real estate.

Total net loans increased $34.2 million or 9.4% to $399.9 million at December 31, 2007 from $365.7 million at December 31, 2006. This increase is mainly due to strong loan demand with a mix of fixed and variable rate loans backed by real estate.

LOAN QUALITY

The lending activities of the Company are guided by the comprehensive lending policy established by the Board of Directors. Loans must meet criteria which include consideration of the character, capacity and capital of the borrower, collateral provided for the loan, and prevailing economic conditions. Due to the consistent application of conservative underwriting standards, the Company's loan quality has remained strong during the current general economic downturn. The Company has not engaged in any sub-prime credit lending and is therefore, not subject to the credit risks associated with such loans.

Regardless of credit standards, there is risk of loss inherent in every loan portfolio. The allowance for loan losses is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of the loans. The evaluations take into consideration such factors as change in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, industry experience, collateral value and current economic conditions that may affect the borrower's ability to pay. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

The allowance for loan losses is increased by periodic charges against earnings as a provision for loan losses, and decreased periodically by charge-offs of loans (or parts of loans) management has determined to be uncollectible, net of actual recoveries on loans previously charged-off.

NON-PERFORMING ASSETS

Non-performing assets consist of non-accrual loans, loans past due 90 days or more and still accruing interest and other real estate owned. The following table sets forth information regarding non-performing assets as of the dates indicated:

As of:	*2008*	*2007*	*2006*	*2005*	*2004*
Non-accrual loans	$ 1,454	$ 1,610	$ 3,180	$ 1,627	$ 1,991
Other real estate owned	-	-	-	91	176
Total non-performing assets	$ 1,454	$ 1,610	$ 3,180	$ 1,718	$ 2,167
Loans past due 90 days or more and accruing:					
Secured by real estate	$ 810	$ 57	$ 177	$ -	$ -
Guaranteed student loans	203	408	251	152	253
Credit card loans	17	2	6	21	13
Commercial loans	119	-	-	-	-
Consumer loans	4	12	-	-	-
Total loans past due 90 days or more and accruing	$ 1,153	$ 479	$ 434	$ 173	$ 266

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of future principal and interest is probable.

Loans on which the accrual of interest has been discontinued or reduced amounted to $1,454, $1,610 and $3,180 at December 31, 2008, 2007 and 2006, respectively. The decrease in 2007 was primarily due to the resoulution of a single borrower relationship outstanding in 2006. If interest on those loans had been accrued, such income would have been $192, $153 and $209 for 2008, 2007 and 2006, respectively. Interest income on those loans, which is recorded only when received, amounted to $29, $17 and $10 for 2008, 2007 and 2006, respectively. There are no commitments to lend additional funds to individuals whose loans are in non-accrual status.

Real estate loans of $810 that are past due 90 days or more and still accruing are primarily 1-4 family residential loans with a favorable loan to value ratio.

Management's process for evaluating the adequacy of the allowance for loan losses includes reviewing each month's loan committee reports which list all loans that do not meet certain internally developed criteria as to collateral adequacy, payment performance, economic conditions and overall credit risk. These reports also address the current status and actions in process on each listed loan. From this information, adjustments are made to the allowance for loan losses. Such adjustments include both specific loss allocation amounts and general provisions by loan category based on present and past collection experience, nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrower's ability to pay. As of December 31, 2008 there are no significant loans as to which management has serious doubt about their collectibility.

During the second quarter of 2008, the Company was notified that The Education Resources Institute, Inc. (TERI), a guarantor of a portion of our student loan portfolio, had filed for Reorganization under Chapter 11 of the Federal Bankruptcy Code. Currently, the Company holds $8.4 million of TERI loans. The Company does not anticipate that TERI's bankruptcy filing will significantly impact the Company's financial statements. These loans are placed on non-accrual status when they become more than 90 days past due. At December 31, 2008 there was $144 in such loans placed on non-accrual status.

At December 31, 2008, 2007 and 2006, the Company did not have any loans specifically classified as impaired.

Most of the Company's lending activity is with customers located in the Company's geographic market area and repayment thereof is affected by economic conditions in this market area.

The Company does not engage in any sub-prime or ALT-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans.

LOAN LOSS EXPERIENCE

The following table presents the Company's loan loss experience during the periods indicated:

Years Ended December 31,	2008	2007	2006	2005	2004
Balance at beginning of year	$ 4,700	$ 4,200	$ 3,800	$ 3,600	$ 3,500
Charge-offs:					
Real estate mortgages	83	84	74	31	–
Commercial and all others	-	10	18	–	12
Credit card and related plans	55	66	49	68	34
Installment loans	179	5	26	14	7
Total charge-offs	317	165	167	113	53
Recoveries:					
Real estate mortgages	-	5	–	46	3
Commercial and all others	14	1	131	–	–
Credit card and related plans	16	1	3	3	2
Installment loans	1	1	–	1	4
Total recoveries	31	8	134	50	9
Net charge-offs	286	157	33	63	44
Provision charged to operations	861	657	433	263	144
Balance at End of Year	$ 5,275	$ 4,700	$ 4,200	$ 3,800	$ 3,600
Ratio of net charge-offs to average loans outstanding	0.07%	0.04%	0.01%	0.02%	0.02%

The allowance for loan losses at December 31, 2008 was $5,275 or 1.20% of total loans compared to $4,700 or 1.16% of total loans at December 31, 2007.

The allowance for loan losses is allocated as follows:

December 31,	2008		2007		2006		2005		2004	
	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)	Amount	% (1)
Real estate mortgages	$ 1,200	86%	$ 1,200	85%	$ 1,200	83%	$ 1,200	75%	$ 1,100	72%
Commercial and all others	3,275	6	2,900	7	2,500	9	2,190	16	2,070	18
Credit card and related plans	300	1	300	1	250	1	185	1	180	1
Personal installment loans	500	7	300	7	250	7	225	8	250	9
Total	$ 5,275	100%	$ 4,700	100%	$ 4,200	100%	$ 3,800	100%	$ 3,600	100%

(1) - Percent of loans in each category to total loans

DEPOSITS

The primary source of funds to support the Company's operations is its deposit base. Company deposits increased $8.2 million to $424.7 million at December 31, 2008 from $416.5 million at December 31, 2007. Largely, the Company experienced growth in transaction accounts and time deposits due to increased marketing efforts. Company deposits increased $2.7 million to $416.5 million at December 31, 2007 from $413.8 million at December 31, 2006. The Company experienced growth in transaction accounts due to increased marketing efforts along with higher interest rates, offset by a decline in time deposits.

The maturities of time deposits of $100,000 or more at December 31, 2008 are as follows:

Three months or less	$ 17,998
Over three months through six months	7,956
Over six months through twelve months	8,271
Over twelve months	3,735
Total	$ 37,960

DIVIDEND POLICY

Payment of future dividends will be subject to the discretion of the Board of Directors and will depend upon the earnings of the Company, its financial condition, its capital requirements, its need for funds and other matters as the Board deems appropriate.

Dividends on the Company common stock, if approved by the Board of Directors, are customarily paid on or about March 15, June 15, September 15 and December 15.

ASSET/LIABILITY MANAGEMENT

The Company's policy is to match its level of rate-sensitive assets and rate-sensitive liabilities within a limited range, thereby reducing its exposure to interest rate fluctuations. While no single measure can completely identify the impact of changes in interest rates on net interest income, one gauge of interest rate-sensitivity is to measure, over a variety of time periods, the differences in the amounts of the Company's rate-sensitive assets and rate-sensitive liabilities. These differences, or "gaps", provide an indication of the extent to which net interest income may be affected by future changes in interest rates. A positive gap exists when rate-sensitive assets exceed rate-sensitive liabilities and indicates that a greater volume of assets than liabilities will reprise during a given period. This mismatch may enhance earnings in a rising interest rate environment and may inhibit earnings when interest rates decline. Conversely, when rate-sensitive liabilities exceed rate-sensitive assets, referred to as a negative gap, it indicates that a greater volume of liabilities than assets may reprise during the period. In this case, a rising interest rate environment may inhibit earnings and declining interest rates may enhance earnings. However, because interest rates for different asset and liability products offered by financial institutions respond differently, the gap is only a general indicator of interest rate sensitivity.

LIQUIDITY

The objective of liquidity management is to maintain a balance between sources and uses of funds in such a way that the cash requirements of customers for loans and deposit withdrawals are met in the most economical manner. Management monitors its liquidity position continuously in relation to trends of loans and deposits for short-term as well as long-term requirements. Liquid assets are monitored on a daily basis to assure maximum utilization. Management also manages its liquidity requirements by maintaining an adequate level of readily marketable assets and access to short-term funding sources. Management does not foresee any adverse trends in liquidity.

The Company remains in a highly liquid condition both in the short and long term. Sources of liquidity include the Company's U.S. Agency bond portfolios, additional deposits, earnings, overnight loans to and from other companies (Federal Funds) and lines of credit at the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The Company is not a party to any commitments, guarantees or obligations that could materially affect its liquidity.

In connection with the Agreement and Plan of Merger dated December 5, 2008, between the Company and Old Forge Bank, the Company expects to complete the merger with Old Forge Bank in the first quarter of 2009 requiring the payment of $17.4 million cash consideration and the issuance of approximately $40.6 million of Company stock. The Company will also incur approximately $1.2 million, in after tax merger related costs. For further discussion see Note 23 to the Consolidated Financial Statements.

The Company offers collateralized repurchase agreements, which have a one day maturity, as an alternative deposit option for its customers. The Company also has long-term debt outstanding to the FHLB, which was used to purchase a Freddie Mac pool of residential mortgages, as described earlier in this report. At December 31, 2008, the Company had $148,975 of available borrowing capacity with the FHLB.

COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2008 and 2007 are as follows:

	2008	2007
Commitments to extend credit:		
Fixed rate	$ 26,396	$ 40,105
Variable rate	$ 92,935	$ 78,868
Standby letters of credit	$ 11,173	$ 13,104

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2008 the Bank has entered into contracts for the renovation of a branch, in the amount of $1,909, approximately $113 of which had been disbursed as of December 31, 2008.

RELATED PARTIES

The Company does not have any material transactions involving related persons or entities, other than traditional banking transactions, which are made on the same terms and conditions as those prevailing at the time for comparable transactions with unrelated parties. At December 31, 2008, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $7,990.

CAPITAL RESOURCES

A strong capital position is important to the continued profitability of the Company and promotes depositor and investor confidence. The Company's capital provides a basis for future growth and expansion and also provides additional protection against unexpected losses.

Additional sources of capital would come from retained earnings from the operations of the Company and from the sale of additional shares of common stock. Management has no plans to offer additional shares of common stock at this time.

The Company's total risk-based capital ratio was 19.81% at December 31, 2008. The Company's risk-based capital ratio is more than the 10.00% ratio that Federal regulators use as the "well capitalized" threshold. This is the current criteria which the FDIC uses in determining the lowest insurance rate for deposit insurance. The Company's risk-based capital ratio is more than double the 8.00% limit which determines whether a company is "adequately capitalized". Under these rules, the Company could significantly increase its assets and still comply with these capital requirements without the necessity of increasing its equity capital.

The following table presents Stockholders' Equity of the Company for the past two years:

Year Ended December 31,	2008	2007
Balance at beginning of year	$ 69,715	$ 66,571
Net income	8,613	6,698
Other comprehensive income	(1,121)	(160)
Cash dividends declared	(3,565)	(3,394)
Total Stockholders' Equity	$ 73,642	$ 69,715

Non-GAAP Financial Measures: (VISA Transaction)

Certain financial measures contained in this 10-K exclude the decrease of the liability accrual related to VISA's covered litigation provision as well as the gain from the mandatory redemption of a portion of the Company's class B shares in VISA. Financial measures which exclude the above-referenced items have not been determined in accordance with generally accepted accounting principles (GAAP) and are therefore non-GAAP financial measures. Management of the Company believes that investors' understanding of the Company's performance is enhanced by disclosing these non-GAAP financial measures as a reasonable basis for comparison of the Company's ongoing results of operations. These non-GAAP measures should not be considered a substitute for GAAP-basis measures and results. Our non-GAAP measures may not be comparable to non-GAAP measures of other companies. The attached Non-GAAP Reconciliation Schedule provides a reconciliation of these non-GAAP financial measures to the most closely analogous measure determined in accordance with GAAP.

In March 2008, VISA, Inc. (VISA) completed its initial public offering. Penn Security Bank & Trust Company and certain other VISA member banks are shareholders in VISA. Following the initial public offering, the Company received $1.2 million in proceeds from the offering, as a mandatory partial redemption of 28,351 shares, reducing the Company's holdings from 73,333 to 44,982 shares of Class B common stock. Using proceeds from this offering, VISA established a $3.0 billion escrow account to cover the resolution of pending litigation and related claims. The partial redemption proceeds of $1.2 million are reflected in other non-interest income in 2008.

The remaining unredeemed shares of VISA Class B common stock are restricted and may not be transferred until the later of (1) three years from the date of the initial public offering or (2) the period of time necessary to resolve the covered litigation. A conversion ratio of 0.71429 was established for the conversion rate of Class B shares into Class A shares. If the funds in the escrow account are insufficient to settle all the covered litigation, VISA may sell additional Class A shares, use the proceeds to settle litigation, and further reduce the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus. As of December 31, 2008, the value of the Class A shares was $52.45 per share. The value of unredeemed Class A equivalent shares owned by the Company was $1.7 million as of December 31, 2008, and has not yet been reflected in the accompanying financial statements.

In connection with VISA's establishment of the litigation escrow account, the Company reversed a $497 thousand reserve in the first quarter of 2008, reflected as a reduction of other non-interest expense. This reserve was created in the fourth quarter of 2007, pending completion of the VISA, Inc. initial public offering as a charge to other non-interest expense.

NON-GAAP RECONCILIATION SCHEDULE
PENSECO FINANCIAL SERVICES CORPORATION
(unaudited)
(in thousands)

The following tables present the reconciliation of non-GAAP financial measures to reported GAAP financial measures.

	Years Ended December 31,		
	2008	2007	Change
Net interest income after provision for loan losses	$ 22,207	$ 20,933	$ 1,274
Non-interest income	11,036	8,720	2,316
Non-interest expense	(22,172)	(21,331)	(841)
Income tax provision	(2,458)	(1,624)	(834)
Net income	8,613	6,698	1,915
Adjustments			
Non-interest income			
Gain on mandatory redemption of VISA, Inc. class B common stock	(1,213)	-	(1,213)
Non-interest expense			
Covered litigation provision	(497)	497	(994)
Total Adjustments pre-tax	(1,710)	497	(2,207)
Income tax provision	581	(169)	750
After tax adjustments to GAAP	(1,129)	328	(1,457)
Adjusted net income	$ 7,484	$ 7,026	$ 458
Return on Average Assets	1.21%	1.21%	
Return on Average Equity	10.33%	10.23%	

Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2008 was 11.89% (10.33% excluding the VISA IPO impact) and 1.40% (1.21% excluding the VISA IPO impact), respectively. ROE was 9.75% (10.23% excluding the VISA IPO impact) and ROA was 1.15% (1.21% excluding the VISA IPO impact) for the same period last year.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company currently does not enter into derivative financial instruments, which include futures, forwards, interest rate swaps, option contracts and other financial instruments with similar characteristics. However, the Company is party to traditional financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, financial guarantees and letters of credit. These traditional instruments involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheets.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions.

Commitments to extend credit and standby letters of credit are not recorded as an asset or liability by the Company until the instrument is exercised.

The Company's exposure to market risk is reviewed on a regular basis by the Asset/Liability Committee. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a loss of current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. Management realizes certain risks are inherent and that the goal is to identify and minimize the risks. Tools used by management include the standard GAP report and an interest rate shock simulation report. The Company has no market risk sensitive instruments held for trading purposes. It appears the Company's market risk is reasonable at this time.

The following table provides information about the Company's market rate sensitive instruments used for purposes other than trading that are sensitive to changes in interest rates. For loans, securities, and liabilities with contractual maturities, the table presents principal cash flows and related weighted-average interest rates by contractual maturities as well as the Company's historical experience of the impact of interest rate fluctuations on the prepayment of residential and home equity loans and mortgage-backed securities. For core deposits (e.g., DDA, interest checking, savings and money market deposits) that have no contractual maturity, the table presents principal cash flows and, as applicable, related weighted-average interest rates based on the Company's historical experience, management's judgment, and statistical analysis, as applicable, concerning their most likely withdrawal behaviors.

MATURITIES AND SENSITIVITY OF MARKET RISK AS OF DECEMBER 31, 2008

The table below presents States and political subdivisions securities on a fully taxable equivalent basis.

	2009	2010	2011	2012	2013	Thereafter	Non-Rate Sensitive	Total	Fair Value
Assets									
Fixed interest rate securities:									
U.S. Agency obligations	$ 25,247	$ 17,503	$ 14,076	$ 3,379	$ 2,409	$ 8,429	$ –	$ 71,043	$ 71,705
Yield	*4.96%*	*4.10%*	*3.97%*	*5.15%*	*5.15%*	*5.15%*	–	*4.58%*	–
State & political subdivisions	6,131	8,966	14,030	7,797	6,560	26,526	–	70,010	71,545
Yield	*8.51%*	*8.53%*	*7.62%*	*7.61%*	*6.65%*	*6.75%*	–	*7.54%*	–
Variable interest rate securities:									
U.S. Agency obligations	9,600	–	–	–	–	–	–	9,600	9,597
Yield	*3.42%*	–	–	–	–	–	–	*3.42%*	–
Federal Home Loan Bank stock	–	–	–	–	–	–	5,568	5,568	5,568
Yield	–	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	1,259	–	1,259	1,259
Yield	–	–	–	–	–	*1.78%*	–	*1.78%*	–
Fixed interest rate loans:									
Real estate mortgages	115,321	40,502	22,096	7,760	2,231	6,522	–	194,432	196,185
Yield	*6.25%*	*6.29%*	*6.34%*	*6.53%*	*6.81%*	*6.39%*	–	*6.29%*	–
Commercial	2,453	612	461	1,045	224	733	–	5,528	5,405
Yield	*6.10%*	*6.40%*	*6.84%*	*6.31%*	*6.94%*	*6.94%*	–	*6.38%*	–
Consumer and other	6,791	1,601	1,038	766	654	6,867	–	17,717	16,903
Yield	*5.91%*	*7.41%*	*7.24%*	*7.08%*	*6.97%*	*6.30%*	–	*6.36%*	–
Variable interest rate loans:									
Real estate mortgages	113,361	21,169	21,262	8,055	14,004	5,194	–	183,045	184,696
Yield	*4.43%*	*6.18%*	*6.69%*	*6.74%*	*6.25%*	*6.75%*	–	*5.18%*	–
Commercial	18,572	1,413	975	457	591	257	–	22,265	20,854
Yield	*3.96%*	*6.43%*	*6.68%*	*7.10%*	*6.12%*	*6.74%*	–	*4.39%*	–
Consumer and other	14,796	114	240	2,601	159	251	–	18,161	17,326
Yield	*5.91%*	*7.86%*	*6.43%*	*8.02%*	*6.86%*	*6.29%*	–	*6.19%*	–
Less: Allowance for loan losses	–	–	–	–	–	5,275	–	5,275	–
Interest bearing balances with banks	2,109	–	–	–	–	–	–	2,109	2,109
Yield	*.50%*	–	–	–	–	–	–	*.50%*	–
Cash surrender life insurance	7,684	–	–	–	–	–	–	7,684	7,684
Yield	*4.15%*	–	–	–	–	–	–	*4.15%*	–
Cash and due from banks	–	–	–	–	–	–	7,246	7,246	7,246
Other assets	–	–	–	–	–	–	18,575	18,575	–
Total Assets	**$ 322,065**	**$ 91,880**	**$ 74,178**	**$ 31,860**	**$ 26,832**	**$ 50,763**	**$ 31,389**	**$ 628,967**	**$ 618,082**
LIABILITIES AND STOCKHOLDERS' EQUITY									
Variable interest rate deposits:									
Demand-Interest bearing	$ 6,352	$ –	$ –	$ –	$ –	$ 45,623	$ –	$ 51,975	$ 51,975
Yield	*1.19%*	–	–	–	–	*.31%*	–	*.42%*	–
Savings	10,398	–	–	–	–	64,509	–	74,907	74,907
Yield	*.75%*	–	–	–	–	*.35%*	–	*.41%*	–
Money markets	115,811	–	–	–	–	–	–	115,811	115,811
Yield	*1.13%*	–	–	–	–	–	–	*1.13%*	–
Fixed interest rate deposits:									
Time-Over $100,000	34,225	1,555	1,220	549	411	–		37,960	38,336
Yield	*2.99%*	*3.19%*	*4.40%*	*4.22 %*	*4.64%*	–		*3.08%*	
Time-Other	50,860	11,141	4,989	1,868	2,514	244		71,616	72,325
Yield	*2.88%*	*3.39%*	*4.04%*	*4.69%*	*4.13%*	*4.09%*		*3.14%*	
Demand-Non interest bearing	–	–	–	–	–	–	72,456	72,456	72,456
Repurchase agreements	29,155	–	–	–	–	–	–	29,155	29,164
Yield	*1.35%*	–	–	–	–	–	–	*1.35%*	–
Short-term borrowings	24,204	–	–	–	–	–	–	24,204	24,197
Yield	*.66%*	–	–	–	–	–	–	*.66%*	–
Long-term borrowings	13,340	11,108	10,368	10,368	10,867	16,669		72,720	75,415
Yield	*3.50%*	*3.56%*	*3.64%*	*3.71%*	*3.69%*	*4.59%*	–	*3.84%*	–
Other liabilities	–	–	–	–	–	–	4,521	4,521	–
Stockholders' equity	–	–	–	–	–	–	73,642	73,642	–
Total Liabilities and Stockholders' Equity	**$ 284,345**	**$ 23,804**	**$ 16,577**	**$ 12,785**	**$ 13,792**	**$ 127,045**	**$ 150,619**	**$ 628,967**	**$ 554,586**
Excess of assets (liabilities) Subject to interest rate change	**$ 37,720**	**$ 68,076**	**$ 57,601**	**$ 19,075**	**$ 13,040**	**$ (76,282)**	**$ (119,230)**	**$ –**	

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

(in thousands, except per share amounts)

Consolidated Balance Sheets

December 31,	2008	2007
Cash and due from banks	$ 7,246	$ 10,677
Interest bearing balances with banks	2,109	967
Cash and Cash Equivalents	9,355	11,644
Investment securities:		
Available-for-sale, at fair value	94,996	77,328
Held-to-maturity (fair value of $64,678 and $69,491, respectively)	62,484	68,120
Total Investment Securities	157,480	145,448
Loans, net of unearned income	441,148	404,639
Less: Allowance for loan losses	5,275	4,700
Loans, Net	435,873	399,939
Bank premises and equipment	10,391	9,323
Other real estate owned	–	–
Accrued interest receivable	3,518	3,558
Cash surrender value of life insurance	7,684	7,368
Other assets	4,666	3,513
Total Assets	**$ 628,967**	**$ 580,793**
Deposits:		
Non-interest bearing	$ 72,456	$ 73,926
Interest bearing	352,269	342,607
Total Deposits	424,725	416,533
Other borrowed funds:		
Repurchase agreements	29,155	20,492
Short-term borrowings	24,204	13,201
Long-term borrowings	72,720	55,966
Accrued interest payable	1,118	1,498
Other liabilities	3,403	3,388
Total Liabilities	**555,325**	**511,078**
Common stock, $.01 par value, 15,000,000 shares authorized, 2,148,000 shares issued and outstanding	21	21
Surplus	10,819	10,819
Retained earnings	64,745	59,697
Accumulated other comprehensive income	(1,943)	(822)
Total Stockholders' Equity	**73,642**	**69,715**
Total Liabilities and Stockholders' Equity	**$ 628,967**	**$ 580,793**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Income

Years Ended December 31,	*2008*	*2007*	*2006*
Interest and fees on loans	$ 26,218	$ 26,429	$ 23,374
Interest and dividends on investments:			
U.S. Treasury securities and U.S. Agency obligations	3,947	3,731	5,360
States & political subdivisions	3,380	2,944	2,688
Other securities	256	404	340
Interest on Federal funds sold	29	456	-
Interest on balances with banks	68	365	160
Total Interest Income	**33,898**	**34,329**	**31,922**
Interest on time deposits of $100,000 or more	1,451	2,010	1,408
Interest on other deposits	5,522	7,365	6,204
Interest on other borrowed funds	3,857	3,364	3,442
Total Interest Expense	**10,830**	**12,739**	**11,054**
Net Interest Income	**23,068**	**21,590**	**20,868**
Provision for loan losses	861	657	433
Net Interest Income After Provision for Loan Losses	**22,207**	**20,933**	**20,435**
Trust department income	1,474	1,535	1,483
Service charges on deposit accounts	1,477	1,014	860
Merchant transaction income	4,502	4,256	3,947
Brokerage fee income	596	261	271
Other fee income	1,279	1,211	1,152
Bank-owned life insurance	316	314	54
Other operating income	167	80	119
VISA mandatory share redemption	1,213	-	-
Realized gains on securities, net	12	49	319
Total Non-Interest Income	**11,036**	**8,720**	**8,205**
Salaries and employee benefits	10,157	9,118	10,315
Expense of premises and equipment, net	2,703	2,586	2,397
Merchant transaction expenses	3,403	3,358	3,141
Other operating expenses	5,909	6,269	5,184
Total Non-Interest Expenses	**22,172**	**21,331**	**21,037**
Income before income taxes	11,071	8,322	7,603
Applicable income taxes	2,458	1,624	1,595
Net Income	**$ 8,613**	**$ 6,698**	**$ 6,008**
Earnings Per Share	**$ 4.01**	**$ 3.12**	**$ 2.80**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2008, 2007 and 2006

(in thousands, except per share amounts)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2005	$ 21	$ 10,819	$ 53,607	$ (648)	$ 63,799
Comprehensive income:					
Net income, 2006	–	–	6,008	–	6,008
Other comprehensive income, net of tax					
Unrealized gains on securities, net of reclassification adjustment	–	–	–	648	648
Minimum pension liability adjustment	–	–	–	1,011	1,011
Other comprehensive income				1,659	1,659
Comprehensive income					7,667
Cash dividends declared ($1.50 per share)	–	–	(3,222)	–	(3,222)
Adjustment to initially apply FASB Statement No. 158, net of tax	–	–	–	(1,673)	(1,673)
Balance, December 31, 2006	21	10,819	56,393	(662)	66,571
Comprehensive income:					
Net income, 2007	–	–	6,698	–	6,698
Other comprehensive income, net of tax					
Unrealized losses on securities, net of reclassification adjustment	–	–	–	(57)	(57)
Unrealized losses on employee benefit plans, net	–	–	–	(103)	(103)
Other comprehensive income				(160)	(160)
Comprehensive income					6,538
Cash dividends declared ($1.58 per share)	–	–	(3,394)	–	(3,394)
Balance, December 31, 2007	21	10,819	59,697	(822)	69,715
Comprehensive income:					
Net income, 2008	–	–	8,613	–	8,613
Other comprehensive income, net of tax					
Unrealized losses on securities, net of reclassification adjustment	–	–	–	(728)	(728)
Unrealized losses on employee benefit plans, net	–	–	–	(393)	(393)
Other comprehensive income				(1,121)	(1,121)
Comprehensive income					7,492
Cash dividends declared ($1.66 per share)	–	–	(3,565)	–	(3,565)
Balance, December 31, 2008	**$ 21**	**$ 10,819**	**$ 64,745**	**$ (1,943)**	**$ 73,642**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)

Years Ended December 31,	**2008**	**2007**	**2006**
Net Income	$ 8,613	$ 6,698	$ 6,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	795	861	723
Provision for loan losses	861	657	433
Deferred income tax provision (benefit)	244	(344)	(254)
Amortization of securities (net of accretion)	317	366	419
Gain on VISA mandatory share redemption	(1,213)	–	–
Increase in cash surrender value of life insurance	(316)	(314)	(54)
Net realized (gains) losses on securities	(12)	(49)	(319)
(Gain) loss on other real estate	(69)	(19)	10
Decrease (increase) in interest receivable	40	74	(159)
Increase in other assets	(350)	(36)	(304)
Decrease in income taxes payable	(565)	(14)	(4)
(Decrease) increase in interest payable	(380)	26	211
(Decrease) increase in other liabilities	(484)	82	940
Net cash provided by operating activities	**7,481**	**7,988**	**7,650**
Purchase of investment securities available-for-sale	(51,389)	(21,412)	(25,770)
Proceeds from sales and maturities of investment securities available-for-sale	24,976	21,962	68,287
Proceeds from repayments of investment securities available-for-sale	7,603	13,779	15,028
Proceeds from repayments of investment securities to be held-to-maturity	5,369	5,899	7,213
Proceeds from VISA mandatory share redemption	1,213	–	–
Net loans originated	(36,817)	(34,950)	(48,676)
Proceeds from other real estate	91	95	164
Investment in premises and equipment	(1,863)	(713)	(741)
Purchase of life insurance policies	–	–	(7,000)
Net (used) cash provided by investing activities	**(50,817)**	**(15,340)**	**8,505**
Net increase (decrease) in demand and savings deposits	2,426	17,781	(1,374)
Net proceeds (payments) on time deposits	5,766	(15,048)	17,307
Increase (decrease) in repurchase agreements	8,663	7,051	(16,973)
Net increase in short-term borrowings	11,003	7,715	860
Increase in long-term borrowings	27,000	–	–
Payments on long-term borrowings	(10,246)	(9,887)	(9,548)
Cash dividends paid	(3,565)	(3,394)	(3,222)
Net cash provided (used) by financing activities	**41,047**	**4,218**	**(12,950)**
Net (decrease) increase in cash and cash equivalents	(2,289)	(3,134)	3,205
Cash and cash equivalents at January 1	11,644	14,778	11,573
Cash and cash equivalents at December 31	**$ 9,355**	**$ 11,644**	**$ 14,778**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

General Notes To Financial Statements

NOTE 1 — NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Penseco Financial Services Corporation (Company) is a financial holding company, incorporated in 1997 under the laws of Pennsylvania. It is the parent company of Penn Security Bank and Trust Company (Bank), a state chartered bank.

The Company operates nine banking offices under a state bank charter and provides full banking services, including trust services, to individual and corporate customers primarily in Northeastern Pennsylvania. The Company's primary deposit products are savings and demand deposit accounts and certificates of deposit. Its primary lending products are real estate, commercial and consumer loans.

The Company's revenues are attributable to a single reportable segment, therefore segment information is not presented.

The accounting policies of the Company conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

BASIS OF PRESENTATION

The Financial Statements of the Company have been consolidated with those of its wholly-owned subsidiary, Penn Security Bank and Trust Company, eliminating all intercompany items and transactions.

The Statements are presented on the accrual basis of accounting.

All information is presented in thousands of dollars, except per share amounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

EMERGING ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. The Statement also emphasizes that fair value is a market-based measurement, not an entity-specific measurement and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No.* 157, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to nonfinancial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS No. 157 for the fiscal year beginning January 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis for which delayed application is permitted until the Company's year beginning January 1, 2009.

The adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements* (EITF 06-4), and in March 2007, the FASB ratified EITF Issue No. 06-10, *Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements* (EITF 06-10). EITF 06-4 requires deferred compensation or postretirement benefit aspects of an endorsement-type split-dollar life insurance arrangement to be recognized as a liability by the employer and states the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits should be recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance. EITF 06-10 provides recognition guidance for postretirement benefit liabilities related to collateral assignment split-dollar life insurance arrangements, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment split-dollar life insurance arrangement. EITF 06-4 and EITF 06-10 are effective for fiscal years beginning after December 15, 2007.

The adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations* (SFAS No. 141 (R)) and Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, and Amendment of ARB No. 51* (SFAS No. 160). These new standards significantly change the accounting for and reporting of business combination transactions and noncontrolling interests (previously referred to as minority interests) in consolidated financial statements. Both standards are effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited.

The effects of SFAS No. 141 (R) on the Company's financial statements will depend on the nature and significance of any acquisitions subject to SFAS No. 141 (R). The adoption of SFAS No. 160 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* (SFAS No. 161). SFAS No. 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. SFAS No. 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, or the Company's quarter ending March 31, 2009. As this pronouncement is only disclosure-related, the Company does not anticipate that SFAS No. 161 will have an impact on its financial position and results of operations.

In April 2008, the FASB issued Staff Position (FSP) No. 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 on the Company will depend on the size and nature of acquisitions on or after January 1, 2009.

In December 2008, the FASB issued Staff Position No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP FAS 132(R)-1). FSP FAS 132(R)-1 requires more detailed disclosures about employers' plan assets in a defined benefit pension or other postretirement plan, including employers' investment strategies, major categories of plan assets, concentrations of risk within plan assets, and inputs and valuation techniques used to measure the fair value of plan assets. FSP FAS 132(R)-1 also requires, for fair value measurements using significant unobservable inputs (Level 3), disclosure of the effect of the measurement on changes in plan assets for the period. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. As this pronouncement is only disclosure-related, the Company does not anticipate that FAS 132 (R)-1 will have an impact on its financial position and results of operations.

INVESTMENT SECURITIES

Investments in securities are classified in two categories and accounted for as follows:

Securities Held-to-Maturity Bonds, notes, debentures and mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts computed on the straight-line basis, which approximates the interest method, over the remaining period to maturity.

Securities Available-for-Sale Bonds, notes, debentures, mortgage-backed securities and certain equity securities not classified as securities to be held to maturity are carried at fair value with unrealized holding gains and losses, net of tax, reported as a net amount in a separate component of stockholders' equity until realized.

The amortization of premiums on mortgage-backed securities is done based on management's estimate of the lives of the securities, adjusted, when necessary, for advanced prepayments in excess of those estimates.

Realized gains and losses on the sale of securities available-for-sale are determined using the specific identification method and are reported as a separate component of other income in the Statements of Income. Unrealized gains and losses are included as a separate item in computing comprehensive income.

LOANS AND PROVISION (ALLOWANCE) FOR POSSIBLE LOAN LOSSES

Loans are stated at the principal amount outstanding, net of any unearned income, deferred loan fees and the allowance for loan losses. Interest is accrued daily on the outstanding balances.

Loans are generally placed on a non-accrual status when principal or interest is past due 90 days or when payment in full is not anticipated. When a loan is placed on non-accrual status, all interest previously accrued but not collected is charged against current income. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

The provision for loan losses is based on past loan loss experience, management's evaluation of the potential loss in the current loan portfolio under current economic conditions and such other factors as, in management's best judgement, deserve current recognition in estimating loan losses. The annual provision for loan losses charged to operating expense is that amount which is sufficient to bring the balance of the allowance for possible loan losses to an adequate level to absorb anticipated losses.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Provision for depreciation and amortization, computed principally on the straight-line method, is charged to operating expenses over the estimated useful lives of the assets. Maintenance and repairs are charged to current expense as incurred.

LOAN SERVICING

The Company generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income.

Mortgage servicing rights are evaluated for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Company stratifies its capitalized mortgage servicing rights based on the product type, interest rate and term of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceed the fair value.

ADVERTISING EXPENSES

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2007 and 2006, amounted to $603, $612 and $379, respectively.

INCOME TAXES

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) as well as deferred taxes on temporary differences, between the amount of taxable income and pre-tax financial income and between the tax bases of assets and liabilities and their reported amounts in the Financial Statements. Deferred tax assets and liabilities are included in the Financial Statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* (SFAS 109). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

PENSION EXPENSE

Pension expense has been determined in accordance with Statement of Financial Accounting Standards No. 87, *Employers Accounting for Pensions* (SFAS 87).

STOCK APPRECIATION RIGHTS EXPENSE

The Company records its obligation under its stock appreciation rights plan in accordance with Statement of Financial Accounting Standards No. 123R, *Accounting For Stock Based Compensation* (SFAS 123R).

POSTRETIREMENT BENEFITS EXPENSE

Postretirement benefits expense has been determined in accordance with Statement of Financial Accounting Standards No. 106, *Employers Accounting for Postretirement Benefits Other Than Pensions* (SFAS 106).

CASH FLOWS

For purposes of the Statements of Cash Flows, cash and cash equivalents include cash on hand, due from banks, interest bearing balances with banks and Federal funds sold for a one-day period.

The Company paid interest and income taxes during the years ended December 31, 2008, 2007 and 2006 as follows:

	2008	2007	2006
Income taxes paid	$ 2,836	$ 1,730	$ 1,752
Interest paid	$ 11,210	$ 12,713	$ 10,843

Non-cash transactions during the years ended December 31, 2008, 2007 and 2006, comprised entirely of the net acquisition of real estate in the settlement of loans, amounted to $22, $76 and $83, respectively.

LONG-LIVED ASSETS

The Company reviews the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amounts of the assets might not be recoverable, as prescribed in Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144).

TRUST ASSETS AND INCOME

Assets held by the Company in a fiduciary or agency capacity for its customers are not included in the Financial Statements since such items are not assets of the Company. Trust income is reported on the accrual basis of accounting.

EARNINGS PER SHARE

Basic earnings per share is computed on the weighted average number of common shares outstanding during each year (2,148,000) as prescribed in Statement of Financial Accounting Standards No. 128, *Earnings Per Share* (SFAS 128). A calculation of diluted earnings per share is not applicable to the Company.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.

NOTE 2 — CASH AND DUE FROM BANKS

Cash and due from banks are summarized as follows:

December 31,	2008	2007
Cash items in process of collection	$ 3,026	$ 4,781
Non-interest bearing balances	735	1,830
Cash on hand	3,485	4,066
Total	$ 7,246	$ 10,677

The Company may, from time to time, maintain bank balances with other financial institutions in excess of FDIC limitations. Management is not aware of any evidence that would indicate that such deposits are at risk.

NOTE 3 — INVESTMENT SECURITIES

The amortized cost and fair value of investment securities at December 31, 2008 and 2007 are as follows:

Available-for-Sale

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 25,221	$ 919	$ –	$ 26,140
Mortgage-backed securities	20,873	392	16	21,249
States & political subdivisions	41,726	514	1,460	40,780
Total Debt Securities	87,820	1,825	1,476	88,169
Equity securities	6,835	623	631	6,827
Total Available-for-Sale	$ 94,655	$ 2,448	$ 2,107	$ 94,996

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Agency securities	$ 14,929	$ 144	$ –	$ 15,073
Mortgage-backed securities	15,402	161	–	15,563
States & political subdivisions	38,740	830	96	39,474
Total Debt Securities	69,071	1,135	96	70,110
Equity securities	6,812	921	515	7,218
Total Available-for-Sale	$ 75,883	$ 2,056	$ 611	$ 77,328

Held-to-Maturity

2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 33,254	$ 661	$ 2	$ 33,913
States & political subdivisions	29,230	1,558	23	30,765
Total Held-to-Maturity	$ 62,484	$ 2,219	$ 25	$ 64,678

2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 38,880	$ 3	$ 341	$ 38,542
States & political subdivisions	29,240	1,709	–	30,949
Total Held-to-Maturity	$ 68,120	$ 1,712	$ 341	$ 69,491

Equity securities at December 31, 2008 and 2007 consisted primarily of other financial institutions' stock and Federal Home Loan Bank of Pittsburgh (FHLB) stock, which is a required investment in order to participate in an available line of credit program. The FHLB stock is stated at par value as it is restricted to purchases and sales with the FHLB. The FHLB suspended its stock repurchase and dividend payments during December 2008. Based on current financial information available, management does not believe the FHLB stock value is impaired as of December 31, 2008.

The Company does not hold any Federal National Mortgage Association (Fannie Mae) or Federal Home Loan Mortgage Corporation (Freddie Mac) preferred or common equity securities and does not hold any trust preferred securities.

A summary of transactions involving available-for-sale debt securities in 2008, 2007 and 2006 are as follows:

December 31,	2008	2007	2006
Proceeds from sales	$ 11,798	$ –	$ –
Gross realized gains	11	–	–
Gross realized losses	–	–	–

Investment securities with amortized costs and fair values of $125,804 and $128,573, respectively, at December 31, 2008 and $128,682 and $131,134, respectively, at December 31, 2007, were pledged to secure trust funds, public deposits and for other purposes as required by law.

The amortized cost and fair value of debt securities at December 31, 2008 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less:				
U.S. Agency securities	$ 7,022	$ 7,216	$ –	$ –
After one year through five years:				
U.S. Agency securities	18,199	18,924	–	–
After five years through ten years:				
States & political subdivisions	1,241	1,334	5,173	5,433
After ten years:				
States & political subdivisions	40,485	39,446	24,057	25,332
Subtotal	66,947	66,920	29,230	30,765
Mortgage-backed securities	20,873	21,249	33,254	33,913
Total Debt Securities	$ 87,820	$ 88,169	$ 62,484	$ 64,678

The gross fair value and unrealized losses of the Company's investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 and 2007 are as follows:

	Less than twelve months		Twelve months or more		Totals	
December 31, 2008	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ –	$ –	$ 5,351	$ 18	$ 5,351	$ 18
States & political subdivisions	21,569	1,247	1,409	236	22,978	1,483
Equities	37	15	395	616	432	631
Total	$ 21,606	$ 1,262	$ 7,155	$ 870	$ 28,761	$ 2,132

	Less than twelve months		Twelve months or more		Totals	
December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ –	$ –	$ 38,285	$ 341	$ 38,285	$ 341
States & political subdivisions	8,817	96	–	–	8,817	96
Equities	1,075	285	464	230	1,539	515
Total	$ 9,892	$ 381	$ 38,749	$ 571	$ 48,641	$ 952

The table at December 31, 2008, includes forty-two (42) securities that have unrealized losses for less than twelve months and twenty (20) securities that have been in an unrealized loss position for twelve or more months. The table at December 31, 2007, includes twenty-five (25) securities that have unrealized losses for less than twelve months and seven (7) securities that have been in an unrealized loss position for twelve or more months. The Company has analyzed its investment portfolio and determined that the market value fluctuation in these securities is consistent with the broader market and not a cause for recognition of a current loss.

Mortgage-Backed Securities

The unrealized losses on the Company's investments in mortgage-backed securities were caused by interest rate fluctuations. The contractual cash flows of these investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that these securities would not be settled at a price less than the amortized cost of the Company's investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

States and Political Subdivisions

The unrealized losses on the Company's investments in states and political subdivisions were caused by interest rate fluctuations. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the par value of the investment. Because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

Marketable Equity Securities

The unrealized losses on the Company's investments in marketable equity securities were caused primarily by interest rate fluctuations and other market conditions. The Company's investments in marketable equity securities consist primarily of investments in common stock of companies in the financial services industry. The Company has analyzed its equity portfolio and determined that the market value fluctuation in these equities is consistent with the broader market and not a cause for recognition of a current loss. Because the Company has the ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2008.

NOTE 4 — LOANS

Major classifications of loans are as follows:

December 31,	2008	2007
Loans secured by real estate:		
Construction and land development	$ 21,949	$ 25,858
Secured by 1-4 family residential properties:		
Revolving, open-end loans	28,738	22,432
Secured by first liens	200,920	184,193
Secured by junior liens	23,107	27,877
Secured by multi-family properties	3,795	3,092
Secured by non-farm, non-residential properties	98,968	80,843
Commercial and industrial loans to U.S. addressees	27,793	24,505
Loans to individuals for household, family and other personal expenditures:		
Credit card and related plans	3,272	3,324
Other (installment and student loans, etc.)	25,009	25,482
Obligations of states & political subdivisions	4,471	5,973
All other loans	3,126	1,060
Gross Loans	441,148	404,639
Less: Unearned income on loans	–	–
Loans, Net of Unearned Income	$ 441,148	$ 404,639

Loans on which the accrual of interest has been discontinued or reduced amounted to $1,454, $1,610 and $3,180 at December 31, 2008, 2007 and 2006, respectively. The decrease in 2007 was primarily due to the resolution of a single borrower relationship outstanding in 2006. If interest on those loans had been accrued, such income would have been $192, $153 and $209 for 2008, 2007 and 2006, respectively. Interest income on those loans, which is recorded only when received, amounted to $29, $17 and $10 for 2008, 2007 and 2006, respectively. Also, at December 31, 2008 and 2007, the Bank had loans totaling $1,153 and $479, respectively, which were past due 90 days or more and still accruing interest.

The Company does not engage in any sub-prime or Alt-A credit lending. Therefore, the Company is not subject to any credit risks associated with such loans. The Company's lending is primarily residential and commercial secured mortgage loans, in Northeastern Pennsylvania, based upon conservative underwriting standards.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

Years Ended December 31,	2008	2007	2006
Balance at beginning of year	$ 4,700	$ 4,200	$ 3,800
Provision charged to operations	861	657	433
Recoveries credited to allowance	31	8	134
	5,592	4,865	4,367
Losses charged to allowance	(317)	(165)	(167)
Balance at End of Year	$ 5,275	$ 4,700	$ 4,200

A comparison of the provision for loan losses for Financial Statement purposes with the allowable bad debt deduction for tax purposes is as follows:

Years Ended December 31,	Book Provision	Tax Deduction
2008	$ 861	$ 286
2007	$ 657	$ 157
2006	$ 433	$ 33

The balance of the Reserve for Bad Debts as reported for Federal income tax purposes was $0 at December 31, 2008, 2007 and 2006.

NOTE 6 —LOAN SERVICING

The Company services $38,828 in mortgage loans for Freddie Mac which are not included in the accompanying Consolidated Balance Sheets.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in deposits, were approximately $586 and $604, at December 31, 2008 and 2007, respectively. The balance of the servicing rights was $41 and $91 at December 31, 2008 and 2007, respectively, net of amortization.

The Company has recorded new mortgage servicing rights of $9 and $0 at December 31, 2008 and 2007, respectively. Amortization expense of $59 and $106 was recorded for the years ended December 31, 2008 and 2007, respectively.

There was no allowance for impairment recorded at December 31, 2008 or 2007.

NOTE 7 — BANK PREMISES AND EQUIPMENT

December 31,	2008	2007
Land	$ 3,117	$ 3,117
Buildings and improvements	15,970	14,787
Furniture and equipment	15,350	14,670
	34,437	32,574
Less: Accumulated depreciation	24,046	23,251
Net Bank Premises and Equipment	$ 10,391	$ 9,323

Buildings and improvements are being depreciated over 10 to 39.5 year periods and equipment over 3 to 10 year periods. Depreciation expense amounted to $795 in 2008, $861 in 2007 and $723 in 2006.

Occupancy expenses were reduced by rental income received in the amount of $154, $64 and $64 in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 8 — OTHER REAL ESTATE OWNED

Real estate acquired through foreclosure is recorded at the lower of cost or market at the time of acquisition. Any subsequent write-downs are charged against operating expenses. The other real estate owned was $0 as of December 31, 2008 and 2007.

NOTE 9 — INVESTMENT IN AND LOAN TO, INCOME FROM DIVIDENDS AND EQUITY IN EARNINGS OR LOSSES OF SUBSIDIARY

Penseco Realty, Inc. is a wholly-owned subsidiary of the Bank which owns certain banking premises. Selected financial information is presented below:

Year	Percent of voting stock owned	Total investment and loan	Equity in underlying net assets at balance sheet date	Amount of dividends	Bank's proportionate part of loss for the period
2008	100%	$ 3,250	$ 3,235	None	$ –
2007	100%	$ 3,250	$ 3,235	None	$ –
2006	100%	$ 3,250	$ 3,235	None	$ –

NOTE 10 — CASH SURRENDER VALUE OF LIFE INSURANCE

The Company has purchased Bank Owned Life Insurance (BOLI) policies on certain officers.

The policies are split-dollar life insurance policies which provide for the Company to receive the cash value of the policy and to split the residual proceeds with the officer's designated beneficiary upon the death of the insured, while the officer is employed at the Company. The majority of the residual proceeds are retained by the Company per the individual agreements with the insured officers.

NOTE 11 — DEPOSITS

December 31,	2008	2007
Demand – Non-interest bearing	$ 72,456	$ 73,926
Demand – Interest bearing	51,975	54,819
Savings	74,907	80,054
Money markets	115,811	103,924
Time – Over $100,000	37,960	40,395
Time – Other	71,616	63,415
Total	$ 424,725	$ 416,533

Scheduled maturities of time deposits are as follows:

2009	$ 85,085
2010	12,696
2011	6,209
2012	2,417
2013	2,925
2014 and thereafter	244
Total	$ 109,576

NOTE 12 — OTHER BORROWED FUNDS

At December 31, 2008 and 2007, other borrowed funds consisted of demand notes to the U.S. Treasury, Federal Home Loan Bank overnight borrowings and repurchase agreements.

Short-term borrowings generally have original maturity dates of thirty days or less.

Investment securities with amortized costs and fair values of $49,599 and $50,869, respectively, at December 31, 2008 and $49,990 and $50,009, respectively, at December 31, 2007, were pledged to secure repurchase agreements.

Year Ended December 31,	2008	2007
Amount outstanding at year end	$53,359	$33,693
Average interest rate at year end	.68%	3.27%
Maximum amount outstanding at any month end	$53,359	$33,920
Average amount outstanding	$43,421	$27,096
Weighted average interest rate during the year		
Federal funds purchased	2.47%	4.94%
Repurchase agreements	2.48%	3.25%
Demand notes to U.S. Treasury	2.60%	5.76%

The Company has an available credit facility with the Federal Reserve Bank of Philadelphia in the amount of $10,000, secured by pledged securities with amortized costs and fair values of $10,088 and $10,290, respectively, at December 31, 2008 and $10,143 and $10,053, respectively, at December 31, 2007 and with interest rates of .50% at December 31, 2008 and 4.25% at December 31, 2007. There is no stated expiration date for the credit facility as long as the Company maintains the pledged securities at the Federal Reserve Bank. There was no outstanding balance as of December 31, 2008 and 2007.

The Company has a $15.9 million Borrower In Custody (BIC) line of credit, with the Federal Reserve Bank of Philadelphia, secured by pledged securities with amortized costs and fair values of $15,869 and $15,868, respectively, at December 31, 2008. There was no outstanding balance as of December 31, 2008.

The Company has the availability of a $5,000 overnight Federal funds line of credit with Wells Fargo. Also, the Company has a $19,000 overnight Federal Funds line with PNC Bank. There was no balance outstanding as of December 31, 2008 and 2007.

The Company maintains a collateralized maximum borrowing capacity of $148,975 with the Federal Home Loan Bank of Pittsburgh. There was a balance of $23,650 outstanding as of December 31, 2008.

NOTE 13 — LONG-TERM DEBT

The loans from the Federal Home Loan Bank of Pittsburgh, which were borrowed to purchase mortgage-backed securities, are secured by a general collateral pledge of the Company's assets.

A summary of long-term debt, including amortizing principal and interest payments, at December 31, 2008 is as follows:

Monthly Installment	Fixed Rate	Maturity Date	Balance
Amortizing Loans			
$ 253	3.22%	03/15/10	$ 3,714
90	3.10%	02/28/13	4,219
430	3.74%	03/13/13	20,250
67	3.44%	03/02/15	4,466
13	3.48%	03/31/15	904
10	3.83%	04/02/18	945
186	4.69%	03/13/23	23,222
Total amortizing			57,720
Non-amortizing loans			
	2.61%	03/02/09	1,000
	2.62%	08/31/09	1,000
	2.61%	03/01/10	1,000
	2.61%	08/30/10	1,000
	2.88%	02/28/11	2,000
	3.27%	02/29/12	2,000
	3.49%	02/28/13	7,000
Total non-amortizing			15,000
Total long term-debt			$ 72,720

Aggregate maturities of long-term debt at December 31, 2008 are as follows:

December 31,	Principal
2009	$ 12,455
2010	10,539
2011	10,083
2012	10,394
2013	10,887
Thereafter	18,362
	$ 72,720

The Company has agreed to maintain sufficient qualifying collateral to fully secure the above borrowings.

NOTE 14 —BENEFIT PLANS

The Company provides an Employee Stock Ownership Plan (ESOP), a Retirement Profit Sharing 401(k) Plan, an Employees' Pension Plan, unfunded supplemental executive defined benefit and defined contribution plans, a Postretirement Life Insurance Plan, a Stock Appreciation Rights Plan (SAR), and a Long-Term Incentive Plan.

Under the ESOP, amounts voted by the Board of Directors are paid into the ESOP and each employee is credited with a share in proportion to their annual compensation. All contributions to the ESOP are invested in or will be invested primarily in Company stock. Distribution of a participant's ESOP account occurs upon retirement, death or termination in accordance with the plan provisions.

At December 31, 2008 and 2007, the ESOP held 67,754 and 67,101 shares, respectively, of the Company's stock, all of which were acquired as described above and allocated to specific participant accounts. These shares are treated the same for dividend purposes and earnings per share calculations as are any other outstanding shares of the Company's stock. The Company contributed $0, $70 and $70 to the ESOP plan during the years ended December 31, 2008, 2007 and 2006, respectively.

Under the Retirement Profit Sharing Plan, amounts approved by the Board of Directors have been paid into a fund and each employee was credited with a share in proportion to their annual compensation. Upon retirement, death or termination, each employee is paid the total amount of their credits in the fund in one of a number of optional ways in accordance with the plan provisions. The Company contributed $70 and $70 to the plan during the years ended December 31, 2007 and 2006, respectively. Effective July 1, 2008, the Retirement Profit Sharing Plan became a 401(k) Deferred Compensation and Profit Sharing Plan for eligible employees. Eligible employees may elect deferrals of up to the maximum amounts permitted by law. The Bank's contributions to the plan in 2008 included a Safe Harbor contribution of $202, and a discretionary match of $119 equal to one-half of employee deferrals, up to a maximum match of 3%. The Company also provided a benefit of $356, allocated to fifty employees who were negatively impacted by the Employees' Pension Plan freeze in the second quarter of 2008. A portion of this benefit was rolled into the 401(k) plan and the balance used to fund individual Supplemental Employee Retirement Plans (SERP) for the impacted employees.

Under the Employees' Pension Plan (currently under curtailment), amounts computed on an actuarial basis were being paid by the Company into a trust fund. The plan provided for fixed benefits payable for life upon retirement at the age of 65, based on length of service and compensation levels as defined in the plan. As of June 22, 2008 no further benefits are being accrued in this plan. Plan assets of the trust fund are invested and administered by the Trust Department of Penn Security Bank and Trust Company.

The Unfunded Supplemental Executive Pension Plan (currently under curtailment) provided certain officers with additional retirement benefits to replace benefits lost due to limits imposed on qualified plans by Federal tax law. Benefits under this plan were actuarially computed and recorded as a liability. As of June 22, 2008 no further benefits are being accrued in this plan. Effective July 1, 2008, the Company established an Unfunded Supplemental Executive Defined Contribution Plan to replace 401(k) plan benefits lost due to compensation limits imposed on qualified plans by Federal tax law. The annual benefit is a maximum of 6% of the executive compensation in excess of Federal limits.

The Postretirement Life Insurance Plan is an unfunded, non-vesting defined benefit plan. The plan is non-contributory and provides for a reducing level of term life insurance coverage following retirement. Annual expense amounts are calculated on an actuarial basis and are recorded as a liability.

The Company granted 10,000 SAR's to an executive on January 3, 2006 at a strike price of $43.00 per share. The Company also granted 8,500 SAR's to an executive on February 29, 2008 at a strike price of $37.50 per share. All rights vest on a straight-line basis over a five year period and are expected to be settled in cash when exercised. The Company calculates the value of the vested rights using the Black-Scholes method and has recorded an expense of $14 in 2008 and $19 in 2007.

Under the 2008 Long-Term Incentive Plan (the "2008" Plan"), the Compensation Committee of the Board of Directors has broad authority with respect to awards granted under the 2008 plan, including, without limitation, the authority to:

- Designate the individuals eligible to receive awards under the 2008 plan.
- Determine the size, type and date of grant for individual awards, provided that awards approved by the Committee are not effective unless and until ratified by the Board of Directors.
- Interpret the 2008 plan and award agreements issued with respect to individual participants.

Persons eligible to receive awards under the 2008 Plan include directors, officers, employees, consultants and other service providers of the Company and its subsidiaries, except that incentive stock option may be granted only to individuals who are employees on the date of grant.

The total number of shares of the company's common stock available for grant as wards under the 2008 plan shall not exceed in the aggregate five percent of the outstanding shares of the Company's common stock as of February 15, 2008, or 107,400 shares of the Company's common stock.

The 2008 plan authorizes grants of stock options, stock appreciation rights, dividend equivalents, performance awards, restricted stock and restricted stock units. There were no awards made under the 2008 plan.

Obligations and funded status of the plans:

December 31,	Pension Benefits 2008	Pension Benefits 2007	Other Benefits 2008	Other Benefits 2007
Change in benefit obligation:				
Benefit obligation, beginning	$ 13,558	$ 12,600	$ 292	$ 299
Service cost	209	438	5	5
Interest cost	752	738	18	18
Amendments	(1,969)	–	–	–
Change in assumptions	(159)	(154)	30	(17)
Actuarial (gain) loss	–	559	–	3
Benefit paid	(609)	(623)	(18)	(16)
Benefit obligation, ending	11,782	13,558	327	292
Change in plan assets:				
Fair value of plan assets, beginning	12,255	11,548	–	–
Actual return on plan assets	(1,775)	1,051	–	–
Employer contribution	100	279	–	–
Benefits paid	(609)	(623)	–	–
Fair value of plan assets, ending	9,971	12,255	–	–
Funded status at end of year	$ (1,811)	$ (1,303)	$ (327)	$ (292)

Amounts recognized in the balance sheet consist of:

December 31,	Pension Benefits 2008	Pension Benefits 2007	Other Benefits 2008	Other Benefits 2007
Non Current Assets	$ 616	$ 443	$ –	$ –
Non Current Liabilities	$ 1,811	$ 1,303	$ 327	$ 292

Amounts recognized in the accumulated other comprehensive income consist of:

December 31,	Pension Benefits 2008	Pension Benefits 2007	Other Benefits 2008	Other Benefits 2007
Prior service costs	$ –	$ 52	$ 20	$ 27
Net actuarial loss (gain)	3,280	2,656	(16)	(45)
Deferred taxes	(1,115)	(921)	(1)	6
Net amount recognized	$ 2,165	$ 1,787	$ 3	$ (12)

The accumulated benefit obligation for all defined benefit pension plans was $11,783 and $11,531 at December 31, 2008 and 2007, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

	Pension Benefits 2008	Pension Benefits 2007
Projected benefit obligation	$ 4	$ 14
Accumulated benefit obligation	4	4
Fair value of plan assets	–	–

Components of net periodic pension cost and other amounts recognized in other comprehensive income:

	Pension Benefits		
Years Ended December 31,	2008	2007	2006
Components of net periodic pension cost:			
Service cost	$ 209	$ 438	$ 436
Interest cost	752	738	673
Expected return on plan assets	(985)	(962)	(890)
Amortization of prior service cost	–	1	–
Amortization of unrecognized net loss	86	141	166
Curtailment loss	30	–	–
Net periodic pension cost	$ 92	$ 356	$ 385

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net loss	624	175	–
Prior service cost	(52)	–	–
Deferred tax	(194)	(60)	–
FASB 158 recognition of deferred cost, net	–	–	1,673
Reverse effect of additional minimum labiality	–	–	(1,011)
Total recognized in other comprehensive income	378	115	662
Total recognized in net period pension Cost and other comprehensive income	$ 470	$ 471	$ 1,047

	Other Benefits		
Years Ended December 31,	2008	2007	2006
Components of net periodic pension cost:			
Service Cost	$ 5	$ 5	$ 6
Interest Cost	18	18	17
Amortization of prior service cost	7	7	7
Amortization of unrecognized net gain	–	–	–
Net periodic other benefit cost	30	30	30

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net loss	29	(11)	–
Prior service cost	(7)	(7)	–
Deferred tax	(7)	6	–
Total recognized in other comprehensive income	15	(12)	–
Total recognized in net period pension Cost and other comprehensive income	$ 45	$ 18	$ 30

The estimated net loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $175. There is no estimated amortization of net loss for the defined benefit postretirement plan that will be amortized from accumulated other comprehensive income over the next fiscal year.

Weighted-average assumptions used to determine benefit obligations were as follows:

	Pension Benefits		Other Benefits	
December 31,	2008	2007	2008	2007
Discount rate	6.00%	6.00%	6.00%	6.00%
Expected long-term return on plan assets	8.50%	8.50%	–	–
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

The expected long-term return on plan assets was determined using average historical returns of the Company's plan assets.

The Company's pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

Plan Assets at December 31,	2008	2007
Asset Category		
Equity securities	45.3%	56.7%
Corporate bonds	30.8	21.3
U.S. Government securities	21.6	21.1
Cash and cash equivalents	2.3	.9
	100.0%	100.0%

The Company investment policies and strategies include:

1.) The Trust and Investment Division's equity philosophy is Large-Cap Core with a value bias. We invest in individual high-grade common stocks that are selected from our approved list.

2.) Diversification is maintained by having no more than 20% in any industry sector and no individual equity representing more than 10% of the portfolio.

3.) The fixed income style is conservative but also responsive to the various needs of our individual clients. For our "Fixed Income" securities, we buy U.S. Government bonds and Agencies or high-grade Corporate rated "A" or better. The Company targets the following allocation percentages: cash equivalents 10%, fixed income 40% and equities 50%.

There is no Company stock included in equity securities at December 31, 2008 or 2007.

Contributions

The Company does not expect to contribute to the Employees' Pension Plan in 2009 due to the curtailment of the Plan in June 2008. The Company expects to contribute $18 to its Postretirement Life Insurance Plan in 2009.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next five years and in the aggregate for the five years thereafter:

	Pension Benefits	Other Benefits
2009	$ 600	$ 18
2010	595	18
2011	602	18
2012	645	18
2013	739	19
2014-2018	4,666	106

NOTE 15 — INCOME TAXES

The total income taxes in the Statements of Income are as follows:

Years Ended December 31,	2008	2007	2006
Currently payable	$ 2,214	$ 1,968	$ 1,849
Deferred provision (benefit)	244	(344)	(254)
Total	$ 2,458	$ 1,624	$ 1,595

A reconciliation of income taxes at statutory rates to applicable income taxes reported in the Statements of Income is as follows:

Years Ended December 31,	2008	2007	2006
Tax at statutory rate	$ 3,764	$ 2,829	$ 2,585
Reduction for non-taxable interest	(1,409)	(1,301)	(1,052)
Other additions	103	96	62
Applicable Income Taxes	$ 2,458	$ 1,624	$ 1,595

The components of the deferred income tax (benefit) provision, which result from temporary differences, are as follows:

Years Ended December 31,	2008	2007	2006
Accretion of discount on bonds	$ (6)	$ 18	$ (29)
Accelerated depreciation	316	21	13
Supplemental benefit plans	(46)	–	51
Allowance for loan losses	(196)	(192)	(243)
Prepaid pension cost	7	(22)	(46)
Accrued liabilities	169	(169)	–
Total	$ 244	$ (344)	$ (254)

The significant components of deferred tax assets and liabilities are as follows:

December 31,	2008	2007
Deferred tax assets:		
Allowance for loan losses	$ 1,794	$ 1,598
Accrued pension costs	616	443
Accrued supplemental benefit plans	46	–
Accumulated depreciation	–	288
Accrued liabilities	–	169
Post retirement losses	1	–
Total Deferred Tax Assets	2,457	2,498
Deferred tax liabilities:		
Unrealized securities gains	116	492
Accumulated accretion	52	58
Accumulated depreciation	28	–
Post retirement gains	–	6
Total Deferred Tax Liabilities	196	556
Net Deferred Tax Assets	$2,261	$1,942

In management's opinion, the deferred tax assets are realizable in as much as there is a history of strong earnings and a carryback potential greater than the deferred tax assets. Management is not aware of any evidence that would preclude the realization of the benefit in the future and, accordingly, has not established a valuation allowance against the deferred tax assets.

NOTE 16 — ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income was ($1,943), ($822) and ($662) at December 31, 2008, 2007 and 2006, respectively.

Other Comprehensive Income

Other comprehensive income (comprehensive income, excluding net income), beginning with the 2006 period, includes two components, the change in unrealized holding gains and losses on available for sale securities and the change in the unfunded pension liability. The components of other comprehensive income are reported net of related tax effects in the Consolidated Statements of Changes in Stockholders' Equity.

In 2006, accumulated other comprehensive income includes the initial application of FASB No. 158 to record the unrecognized components of net periodic pension cost. As of 2007, changes in these components are shown in other comprehensive income.

A reconciliation of other comprehensive income for the years ended December 31, 2008, 2007 and 2006 is as follows:

2008	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (1,092)	$ 371	$ (721)
Less: Reclassification adjustment for gains realized in income	12	(5)	7
Net unrealized losses	(1,104)	376	(728)
Change in funded status of employee benefit plans	(595)	202	(393)
Other Comprehensive Income	$ (1,699)	$ 578	$ (1,121)

2007	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Unrealized losses on available-for-sale securities:			
Unrealized losses arising during the year	$ (38)	$ 13	$ (25)
Less: Reclassification adjustment for gains realized in income	49	(17)	32
Net unrealized losses	(87)	30	(57)
Change in funded status of employee benefit plans	(157)	54	(103)
Other Comprehensive Income	$ (244)	$ 84	$ (160)

2006	Before-Tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
Unrealized gains on available-for-sale securities:			
Unrealized gains arising during the year	$ 1,302	$ (443)	$ 859
Less: Reclassification adjustment for gains realized in income	319	(108)	211
Net unrealized gains	983	(335)	648
Change in minimum pension liability	1,531	(520)	1,011
Other Comprehensive Income	$ 2,514	$ (855)	$ 1,659

NOTE 17 —COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities, created under prevailing terms and collateral requirements such as commitments to extend credit, financial guarantees and letters of credit, which are not reflected in the accompanying Financial Statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Balance Sheets.

The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2008 and 2007 are as follows:

	2008	2007
Commitments to extend credit:		
Fixed rate	$ 26,396	$ 40,105
Variable rate	$ 92,935	$ 78,868
Standby letters of credit	$ 11,173	$ 13,104

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have expiration dates of one year or less or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Various actions and proceedings are presently pending to which the Company is a party. Management is of the opinion that the aggregate liabilities, if any, arising from such actions would not have a material adverse effect on the financial position of the Company.

NOTE 18 — FAIR VALUE DISCLOSURE

GENERAL

Statement of Financial Accounting Standards No.107, *"Disclosures about Fair Value of Financial Instruments"* (SFAS 107), requires the disclosure of the estimated fair value of on and off-balance sheet financial instruments.

VALUATION METHODS AND ASSUMPTIONS

Estimated fair values have been determined using the best available data, an estimation methodology suitable for each category of financial instruments. For those loans and deposits with floating interest rates it is presumed that estimated fair values generally approximate the carrying amount balances.

Financial instruments actively traded in a secondary market have been valued using quoted available market prices. Those with stated maturities have been valued using a present value discounted cash flow with a discount rate approximating current market for similar assets and liabilities. Those liabilities with no stated maturities have an estimated fair value equal to both the amount payable on demand and the carrying amount balance. The net loan portfolio has been valued using a present value discounted cash flow. The discount rate used in these calculations is the current loan rate adjusted for non-interest operating costs, credit loss and assumed prepayment risk. Off balance sheet carrying amounts and fair value of letters of credit represent the deferred income fees arising from those unrecognized financial instruments.

Changes in assumptions or estimation methodologies may have a material effect on these estimated fair values.

All assets and liabilities which are not considered financial instruments have not been valued differently than has been customary with historical cost accounting.

	December 31, 2008		December 31, 2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$ 7,246	$ 7,246	$ 10,677	$ 10,677
Interest bearing balances with banks	2,109	2,109	967	967
Cash and cash equivalents	9,355	9,355	11,644	11,644
Investment Securities:				
Available-for-sale:				
U.S. Agency obligations	47,389	47,389	30,636	30,636
States & political subdivisions	40,780	40,780	39,474	39,474
Federal Home Loan Bank stock	5,568	5,568	4,389	4,389
Other securities	1,259	1,259	2,829	2,829
Held-to-maturity:				
U.S. Agency obligations	33,254	33,913	38,880	38,542
States & political subdivisions	29,230	30,765	29,240	30,949
Total investment securities	157,480	159,674	145,448	146,819
Loans, net of unearned income:				
Real estate mortgages	377,477	380,881	344,295	346,052
Commercial	27,793	26,259	24,505	24,409
Consumer and other	35,878	34,229	35,839	35,758
Less: Allowance for loan losses	5,275		4,700	
Loans, net	435,873	441,369	399,939	406,219
Cash surrender value of life insurance	7,684	7,684	7,368	7,368
Total Financial Assets	610,392	$ 618,082	564,399	$ 572,050
Other assets	18,575		16,394	
Total Assets	$ 628,967		$ 580,793	
Financial Liabilities:				
Demand – Non-interest bearing	$ 72,456	$ 72,456	$ 73,926	$ 73,926
Demand – Interest bearing	51,975	51,975	54,819	54,819
Savings	74,907	74,907	80,054	80,054
Money markets	115,811	115,811	103,924	103,924
Time	109,576	110,661	103,810	104,153
Total Deposits	424,725	425,810	416,533	416,876
Repurchase agreements	29,155	29,164	20,492	20,453
Short-term borrowings	24,204	24,197	13,201	13,201
Long-term borrowings	72,720	75,415	55,966	56,028
Total Financial Liabilities	550,804	$ 554,586	506,192	$ 506,558
Other Liabilities	4,521		4,886	
Stockholders' Equity	73,642		69,715	
Total Liabilities and Stockholders' Equity	$ 628,967		$ 580,793	
Standby Letters of Credit	$ (112)	$ (112)	$ (131)	$ (131)

NOTE 19 — OPERATING LEASES

The Company leases the land upon which the Mount Pocono Office was built and the land upon which a drive-up ATM was built on Meadow Avenue, Scranton. The Company also leases space at several locations which are being used as remote banking facilities. Rental expense was $85 in 2008, $83 in 2007 and $90 in 2006. All leases contain renewal options. The Mount Pocono and the Meadow Avenue leases contain the right of first refusal for the purchase of the properties and provisions for annual rent adjustments based upon the Consumer Price Index.

Future minimum rental commitments under these leases at December 31, 2008 are as follows:

	Mount Pocono	Meadow Avenue	ATM Sites	Total
2009	$ 58	$ 23	$ 8	$ 89
2010	58	23	6	87
2011	25	8	6	39
2012	–	–	–	–
2013 and beyond	–	–	–	–
Total minimum payments required	$ 141	$ 54	$ 20	$ 215

NOTE 20 — LOANS TO DIRECTORS, PRINCIPAL OFFICERS AND RELATED PARTIES

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. A summary of loans to directors, principal officers and related parties is as follows:

Years Ended December 31,	2008	2007
Beginning Balance	$ 9,703	$ 9,058
Additions	3,584	3,694
Reclassifications	–	(251)
Collections	(3,271)	(2,798)
Ending Balance	$ 10,016	$ 9,703

In addition to the loan amounts shown above, the Bank has issued standby letters of credit for the accounts of related parties in the amount of $7,990.

NOTE 21 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the Capital Adequacy table on the following page) of Tier I and Total Capital to risk-weighted assets and of Tier I Capital to average assets (Leverage ratio). The table also presents the Company's actual capital amounts and ratios. Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation (FDIC) categorized the Company as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", the Company must maintain minimum Tier I Capital, Total Capital and Leverage ratios as set forth in the Capital Adequacy table. There are no conditions or events since that notification that management believes have changed the Company's categorization by the FDIC.

The Company and Bank are also subject to minimum capital levels, which could limit the payment of dividends, although the Company and Bank currently have capital levels which are in excess of minimum capital level ratios required.

The Pennsylvania Banking Code restricts capital funds available for payment of dividends to the retained earnings of the Bank. Accordingly, at December 31, 2008, the balances in the capital stock and surplus accounts totaling $10,840 are unavailable for dividends.

In addition, the Bank is subject to restrictions imposed by Federal law on certain transactions with the Company's affiliates. These transactions include extensions of credit, purchases of or investments in stock issued by the affiliate, purchases of assets subject to certain exceptions, acceptance of securities issued by an affiliate as collateral for loans, and the issuance of guarantees, acceptances, and letters of credit on behalf of affiliates. These restrictions prevent the Company's affiliates from borrowing from the Bank unless the loans are secured by obligations of designated amounts. Further, the aggregate of such transactions by the Bank with a single affiliate is limited in amount to 10 percent of the Bank's Capital Stock and Surplus, and the aggregate of such transactions with all affiliates is limited to 20 percent of the Bank's Capital Stock and Surplus. The Federal Reserve System has interpreted "Capital Stock and Surplus" to include undivided profits.

	Actual			**Regulatory Requirements**						
				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2008	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 80,630	19.81%	≥	$ 32,570	≥	8.0%	≥	$ 40,712	≥	10.0%
PSB (Bank)	$ 77,275	19.03%	≥	$ 32,486	≥	8.0%	≥	$ 40,607	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 75,544	18.56%	≥	$ 16,285	≥	4.0%	≥	$ 24,427	≥	6.0%
PSB (Bank)	$ 72,197	17.78%	≥	$ 16,243	≥	4.0%	≥	$ 24,364	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 75,544	12.26%	≥	$ *	≥	*	≥	$ 30,813	≥	5.0%
PSB (Bank)	$ 72,197	11.73%	≥	$ *	≥	*	≥	$ 30,765	≥	5.0%

PFSC - *3.0% ($18,488), 4.0% ($24,651) or 5.0% ($30,813) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($18,459), 4.0% ($24,612) or 5.0% ($30,765) depending on the bank's CAMELS Rating and other regulatory risk factors.

				For Capital Adequacy Purposes				To Be "Well Capitalized"		
As of December 31, 2007	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 75,145	19.89%	≥	$ 30,222	≥	8.0%	≥	$ 37,777	≥	10.0%
PSB (Bank)	$ 71,840	19.11%	≥	$ 30,080	≥	8.0%	≥	$ 37,601	≥	10.0%
Tier 1 Capital (to Risk Weighted Assets)										
PFSC (Company)	$ 70,445	18.65%	≥	$ 15,111	≥	4.0%	≥	$ 22,666	≥	6.0%
PSB (Bank)	$ 67,140	17.86%	≥	$ 15,040	≥	4.0%	≥	$ 22,561	≥	6.0%
Tier 1 Capital (to Average Assets)										
PFSC (Company)	$ 70,445	12.11%	≥	$ *	≥	*	≥	$ 29,081	≥	5.0%
PSB (Bank)	$ 67,140	11.62%	≥	$ *	≥	*	≥	$ 28,900	≥	5.0%

PFSC - *3.0% ($17,449), 4.0% ($23,265) or 5.0% ($29,081) depending on the bank's CAMELS Rating and other regulatory risk factors.
PSB - *3.0% ($17,340), 4.0% ($23,120) or 5.0% ($28,900) depending on the bank's CAMELS Rating and other regulatory risk factors.

NOTE 22 — PENSECO FINANCIAL SERVICES CORPORATION (PARENT CORPORATION)

The condensed Company-only information follows:

BALANCE SHEETS

December 31,	2008	2007
Cash	$ 16	$ 5
Interest bearing balances with banks	2,085	920
Cash and Cash Equivalents	2,101	925
Investment in bank subsidiary	70,300	66,141
Equity investments	1,239	2,809
Other Assets	2	–
Total Assets	**$ 73,642**	**$ 69,875**
Total Liabilities	**$ –**	**$ 160**
Total Stockholders' Equity	**73,642**	**69,715**
Total Liabilities and Stockholders' Equity	**$ 73,642**	**$ 69,875**

STATEMENTS OF INCOME

Years Ended December 31,	2008	2007	2006
Dividends from bank subsidiary	$ 3,565	$ 3,394	$ 3,222
Dividends on investment securities	91	99	106
Interest on balances with banks	19	40	5
Gain on sale of equities	1	49	319
Total income	3,676	3,582	3,652
Other non-interest expense	69	88	21
Net income before undistributed earnings of bank subsidiary	3,607	3,494	3,631
Undistributed earnings of bank subsidiary	5,006	3,204	2,377
Net Income	**$ 8,613**	**$ 6,698**	**$ 6,008**

STATEMENTS OF CASH FLOWS

Years Ended December 31,	2008	2007	2006
Operating Activities:			
Net income	$ 8,613	$ 6,698	$ 6,008
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of equities	(1)	(49)	(319)
Equity in undistributed net income of bank subsidiary	(5,006)	(3,204)	(2,377)
(Decrease) increase in other liabilities	(23)	23	–
Net cash provided by operating activities	**3,583**	**3,468**	**3,312**
Investing Activities:			
Purchase of equity investments	–	(1,055)	(160)
Proceeds from sales of equity securities	1,158	351	1,544
Net cash (used) provided by investing activities	**1,158**	**(704)**	**1,384**
Financing Activities:			
Cash dividends paid	(3,565)	(3,394)	(3,222)
Net cash used by financing activities	**(3,565)**	**(3,394)**	**(3,222)**
Net increase (decrease) in cash and cash equivalents	1,176	(630)	1,474
Cash and cash equivalents at January 1	925	1,555	81
Cash and cash equivalents at December 31	**$ 2,101**	**$ 925**	**$ 1,555**

NOTE 23 — AGREEMENT AND PLAN OF MERGER

An Agreement and Plan of Merger (The Agreement) by and between Penseco Financial Services Corporation, Penn Security Bank and Trust Company and Old Forge Bank, dated December 5, 2008, provides for, among other things, Penseco to acquire Old Forge Bank through a two-step merger transaction. Old Forge Bank will be merged with and into Penn Security Bank and Trust Company. Following the merger, Penn Security Bank and Trust Company will continue to operate as a banking subsidiary of Penseco Financial Services Corporation.

Shareholders of Old Forge Bank will be entitled to receive the merger consideration in either cash or shares of Penseco common stock, or any combination thereof, subject to certain limitations and allocation procedures set forth in the Agreement. The per share amount will be calculated from the cash consideration and the value of the stock consideration based on the Penseco closing price, as such term is defined in the Agreement. The per share amount will be approximately $103.76, provided that the Penseco closing price is between $35.99 and $39.77 per share.

Penseco and Old Forge Bank have agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Deposit Insurance Corporation, under the Federal Bank Merger Act, and the Pennsylvania Department of Banking under the Pennsylvania Banking Code of 1965, as well as various other regulatory authorities. The transaction is also subject to the non-objection of the Federal Reserve Bank of Philadelphia, because the merger involves an acquisition by a bank holding company. Old Forge Bank and Penseco have completed the filing of applications and notifications to obtain the required regulatory approvals. The Company hopes to consummate the acquisition of Old Forge Bank on or before April 1, 2009.

NOTE 24 — SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,577	$ 5,667	$ 5,828	$ 5,996
Provision for Loan Losses	235	216	167	243
Other Income	3,618	2,364	2,986	2,068
Other Expenses and Taxes	6,003	5,887	6,405	6,335
Net Income	2,957	1,928	2,242	1,486
Earnings Per Share	$ 1.38	$ .90	$ 1.04	$ .69

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Interest Income	$ 5,245	$ 5,342	$ 5,530	$ 5,473
Provision for Loan Losses	96	124	308	129
Other Income	2,096	1,980	2,663	1,981
Other Expenses and Taxes	5,575	5,498	5,704	6,178
Net Income	1,670	1,700	2,181	1,147
Earnings Per Share	$ .78	$ .79	$ 1.01	$ .54

NOTE 25 — FAIR VALUE MEASUREMENTS (SFAS NO. 157)

Effective January 1, 2008, the Company adopted SFAS No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by SFAS No. 157 hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the record date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation

The following table presents the assets reported on the consolidated statements of financial condition at their fair value as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008			
	Level I	Level II	Level III	Total
Assets:				
Securities available-for-sale	$ 6,777	$ 88,169	$ 50	$ 94,996

The Company has no other assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2008.

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited the accompanying consolidated balance sheets of Penseco Financial Services Corporation and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Penseco Financial Services Corporation and subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Penseco Financial Services Corporation and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2009 expressed an unqualified opinion on the effectiveness of Penseco Financial Services Corporation's internal control over financial reporting.

/S/ McGrail Merkel Quinn & Associates
Scranton, Pennsylvania
February 26, 2009

RSM McGladrey Network
An Independently Owned Member

Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650

www.mmq.com

MMQ
Francis J. Merkel, CPA
Joseph J. Quinn, CPA/ABV, CVA
Daniel J. Gerrity, CPA
Mary Ann E. Novak, CPA

McGrail Merkel Quinn & Associates
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Penseco Financial Services Corporation

We have audited Penseco Financial Services Corporation and subsidiary's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Penseco Financial Services Corporation and subsidiary's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Penseco Financial Services Corporation and subsidiary maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Penseco Financial Services Corporation and subsidiary and our report dated February 26, 2009 expressed an unqualified opinion.

/S/ McGrail Merkel Quinn & Associates
Scranton, Pennsylvania
February 26, 2009

RSM McGladrey Network
An Independently Owned Member
Clay Avenue Professional Plaza, 1173 Clay Avenue, Scranton, PA 18510 570 961-0345 Fax: 570 961-8650
www.mmq.com

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on matters of accounting principles or practices or financial statement disclosures in 2008 or 2007.

ITEM 9A CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Finance Division Head, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based upon this evaluation, our Chief Executive Officer and our Finance Division Head concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report. Management's annual report on internal control over financial reporting is included below.

The Company continually assesses the adequacy of its internal control over financial reporting and enhances its controls in response to internal control assessments, and internal and external audit and regulatory recommendations. No change in internal control over financial reporting during the quarter ended December 31, 2008, or through the date of this Annual Report on Form 10-K, have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Penseco Financial Services Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Penseco Financial Services Corporation's internal control system over financial reporting was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, under the supervision and with the participation of the Company’s Chief Executive Officer and Finance Division Head, has evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Controls-Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by McGrail, Merkel, Quinn & Associates, an independent registered public accounting firm, as stated in their report appearing on page 54.

ITEM 9B OTHER INFORMATION

None

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Code of Ethical Conduct

The Company has a Code of Ethical Conduct applicable to all employees including the Company's Principal Executive Officer and Principal Financial Officer (Finance Division Head). The purpose of the Code is to promote honest and ethical conduct, full and fair disclosures of financial information, compliance with laws and regulations and accountability for actions.

A copy of the Code of Ethics may be obtained, without charge, on our website (www.pennsecurity.com) or by contacting:

Patrick Scanlon, Senior Vice President, Finance Division Head
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503-1848
1-800-327-0394

AUDIT COMMITTEE FINANCIAL EXPERT

The information required by this Item as to Directors of the Company contained under the headings "Stock Ownership", Item 1 "Election of Directors", "Corporate Governance" and "Certain Relationships and Related Transactions" within the Proxy Statement relating to the Company's Annual Meeting of Shareholders, to be held May 5, 2009, ("The Proxy Statement") is incorporated herein by reference.

The information required by this item as to the Audit Committee's financial expert (or lack thereof) is incorporated herein by reference to the section entitled "Corporate Governance-Committees of the Board of Directors" in the Proxy Statement.

ITEM 11 EXECUTIVE COMPENSATION

The information contained under the headings "Executive Compensation", "Director Compensation", "Compensation Discussion and Analysis", "Compensation and Benefits Committee Report" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Stock Ownership" in the Proxy Statement is incorporated herein by reference.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the headings "Certain Relationships and Related Transactions" and "Corporate Governance" and "Item 1- Election of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the heading "Item 2- Ratification of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements - The following financial statements are incorporated by reference in Part II, Item 8 hereof:

Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
General Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(2) Financial Statement Schedules - The Financial Statement Schedules are incorporated by reference in Part II, Item 8 hereof.

(3) Exhibits

The following exhibits are filed herewith or incorporated by reference as part of this Annual Report.

3(i) Articles of Incorporation (Incorporated herein by reference to Exhibit 3(i) of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)

3(ii) By-Laws (Incorporated herein by reference to Exhibit 3(ii) of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)

10 Material contracts (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)

14 Code of Ethics (Incorporated herein by reference to Exhibit 10 of Registrant's report on Form 10-K filed with the SEC on March 16, 2006.)

21 Subsidiaries of the registrant (Incorporated herein by reference to Exhibit 21 of Registrant's report on Form 10-K filed with the SEC on March 30, 1998.)

31 Certifications required under Section 302 of the Sarbanes-Oxley Act 2002

32 Certifications required under Section 906 of the Sarbanes-Oxley Act of 2002

(b) The exhibits required to be filed by this Item are listed under Item 15(a)(3), above.

(c) There are no financial statement schedules required to be filed under this item.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2009.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Patrick Scanlon
Patrick Scanlon
Senior Vice President, Finance Division Head

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 27, 2009.

By: /s/ Craig W. Best
Craig W. Best
President and CEO

By: /s/ Edwin J. Butler
Edwin J. Butler
Director

By: /s/ Richard E. Grimm
Richard E. Grimm
Director

By: /s/ Russell C. Hazelton
Russell C. Hazelton
Director

By: /s/ D. William Hume
D. William Hume
Director, Chairman of The Board

By: /s/ James G. Keisling
James G. Keisling
Director

By: /s/ P. Frank Kozik
P. Frank Kozik
Director

By: /s/ Robert W. Naismith, Ph. D.
Robert W. Naismith, Ph.D.
Director

By: /s/ James B. Nicholas
James B. Nicholas
Director

By: /s/ Emily S. Perry
Emily S. Perry
Director

By: /s/ Sandra C. Phillips
Sandra C. Phillips
Director

By: /s/ Otto P. Robinson, Jr.
Otto P. Robinson, Jr.
Director

By: /s/ Steven L. Weinberger
Steven L. Weinberger
Director

CERTIFICATIONS

I, Craig W. Best, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Craig W. Best

Craig W. Best
President and CEO

I, Patrick Scanlon, certify that:

1. I have reviewed this annual report on Form 10-K of Penseco Financial Services Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2009

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Finance Division Head

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial conditions and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Craig W. Best

Craig W. Best
President and CEO
February 26, 2009

CERTIFICATION OF PERIODIC FINANCIAL REPORT PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsection (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), the undersigned officer of Penseco Financial Services Corporation (the "Company") certifies to his knowledge that:

(1) The Annual Report on Form 10-K of the Company for the year ended December 31, 2008 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Act"); and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial conditions and results of operations of the Company as for the dates and for the periods referred to in the Form 10-K.

/s/ Patrick Scanlon

Patrick Scanlon
Senior Vice President, Finance Division Head
February 26, 2009

PENSECO FINANCIAL SERVICES CORPORATION
150 North Washington Avenue | Scranton, PA | 18503
pennsecurity.com | 800 327 0394